PROSPECTUS SUPPLEMENT
(To Prospectus dated October 28, 2004)

                                1,500,000 SHARES
                                   [CIT LOGO]

                    NON-CUMULATIVE PREFERRED STOCK, SERIES B

                             -------------------

   CIT Group Inc. is offering 1,500,000 shares of its Non-Cumulative Preferred Stock, Series B, $100 liquidation preference per share (the 'series B preferred shares').

   Holders of the series B preferred shares will be entitled to receive dividend payments only when, as and if declared by our Board of Directors or a duly authorized committee of the Board. Any such dividends will be payable on the series B preferred shares offered hereby on a non-cumulative basis, quarterly in arrears on the 15th day of March, June, September and December of each year (each, a 'dividend payment date'), commencing on September 15, 2005, at an annual rate of 5.189% through September 15, 2010, and after September 15, 2010, at an annual rate of 1.125% plus the highest of the following benchmark rates, which will be determined in advance of each quarter: 3-month LIBOR on the related LIBOR determination date, the 10-year Treasury CMT and the 30-year Treasury CMT (each as defined herein). See 'Description of the Series B Preferred Shares -- Determining the Applicable Rate.'

   Dividends on the series B preferred shares are not cumulative. Accordingly, in the event dividends are not declared on the series B preferred shares for payment on any dividend payment date, then no dividends will accrue or be payable for that dividend period. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for that dividend period, whether or not dividends on the series B preferred shares are declared for any future dividend period.

   The Certificate of Designations for the series B preferred shares prohibits the declaration of dividends on the series B preferred shares if we fail to meet specified capital and fixed charge coverage levels. See 'Description of the Series B Preferred Shares -- Restrictions on Declaration and Payment of Dividends.'

   So long as any series B preferred shares remain outstanding, no dividend shall be paid or declared on our common stock or any of our other securities ranking junior to the series B preferred shares (other than a dividend payable solely in common stock or junior stock), unless the full dividends for the latest completed dividend period on all outstanding series B preferred shares and any other parity stock, including the series A preferred stock (as defined herein), have been declared and paid or provided for.

   The series B preferred shares do not have any maturity date, and we are not required to redeem the series B preferred shares. Accordingly, the series B preferred shares will remain outstanding indefinitely, unless and until we decide to redeem them.

   The series B preferred shares are not redeemable prior to September 15, 2010. On and after that date, the series B preferred shares will be redeemable at any time, at our option, in whole or in part, at a redemption price equal to $100 per series B preferred share, plus declared and unpaid dividends, without the accumulation of any undeclared dividends.

   The series B preferred shares will not have voting rights, except as set forth under 'Description of the Series B Preferred Shares -- Voting Rights.'

   Concurrently with this offering of the series B preferred shares, we are offering shares of our 6.350% Non-Cumulative Preferred Stock, Series A, par value $0.01 and liquidation preference $25 per share, which we refer to in this prospectus supplement as the 'series A preferred shares.' The series A preferred shares will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

   SEE 'RISK FACTORS' BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE SERIES B PREFERRED SHARES.

                             -------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                PER SERIES B
                                                              PREFERRED SHARE       TOTAL
                                                              ----------------   ------------
Initial offering price (1)..................................      $ 100.00       $150,000,000
Underwriting discount.......................................      $   1.25       $  1,875,000
Proceeds, before expenses, to CIT Group Inc.................      $  98.75       $148,125,000

---------
(1)  The initial offering price does not include accrued
     dividends, if any, that may be declared. Dividends, if
     declared, will accrue from the date of original issuance,
     which is expected to be July 29, 2005.

   The series B preferred shares will not be listed on any securities exchange or included in any automated quotation system.

   The underwriters expect to deliver the series B preferred shares, in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about July 29, 2005.

                              JOINT LEAD MANAGERS

GOLDMAN, SACHS & CO.            LEHMAN BROTHERS              MERRILL LYNCH & CO.
                             -------------------
CITIGROUP                          JPMORGAN                  WACHOVIA SECURITIES
                             -------------------
BEAR, STEARNS & CO. INC.          BNP PARIBAS                               HSBC

            The date of this Prospectus Supplement is July 26, 2005.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus Supplement............................   S-3
Where You Can Find More Information.........................   S-4
Summary.....................................................   S-5
Risk Factors................................................  S-12
Use of Proceeds.............................................  S-15
Capitalization..............................................  S-16
Description of the Series B Preferred Shares................  S-17
Certain U.S. Federal Income Tax Considerations..............  S-29
Underwriting................................................  S-33
Legal Matters...............................................  S-35
Experts.....................................................  S-35

                            PROSPECTUS

About this Prospectus.......................................     3
Where You Can Find More Information.........................     3
Forward-Looking Statements..................................     4
Prospectus Summary..........................................     5
Use of Proceeds.............................................     6
Description of Debt Securities..............................     7
Description of Capital Stock................................    16
Description of Depositary Shares............................    16
Description of Warrants.....................................    19
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    21
Plan of Distribution........................................    21
Legal Matters...............................................    23
Experts.....................................................    23

                              -------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF ANYONE PROVIDED YOU WITH ADDITIONAL OR DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER WE NOR THE UNDERWRITERS ARE MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE, IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. CIT'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                             -------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    You should read this prospectus supplement along with the accompanying prospectus carefully before you invest in the series B preferred shares. Both documents contain important information you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of series B preferred shares. The accompanying prospectus contains information about our securities generally, some of which does not apply to the series B preferred shares covered by this prospectus supplement. This prospectus supplement may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information in the accompanying prospectus.

    Except as the context otherwise requires, or as otherwise specified or used in this prospectus supplement or the accompanying prospectus, the terms 'we,' 'our,' 'us,' 'the company,' 'CIT,' 'CIT Group' and 'CIT Group Inc.' refer to CIT Group Inc. and its consolidated subsidiaries. References in this prospectus supplement to 'U.S. dollars' or 'U.S. $' or '$' are to the currency of the United States of America.

                      WHERE YOU CAN FIND MORE INFORMATION

    CIT Group Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at The New York Stock Exchange, 20 Broad Street, New York, New York 10005. You can also find information about us by visiting our Web site at www.cit.com. We have included our Web site address as an inactive textual reference only. Information on our Web site is not incorporated by reference into and does not form a part of this prospectus supplement or the accompanying prospectus.

    We are incorporating by reference into this prospectus supplement and the accompanying prospectus the information that CIT Group Inc. files with the SEC, which means that we can disclose important information to you by referring you to those documents that have been filed with the SEC. The information incorporated by reference is considered to be part of this this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until the completion of this offering.

      our Annual Report on Form 10-K for the year ended December 31, 2004, as amended;

      our Definitive Proxy Statement filed with the SEC on April 6, 2005;

      our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005; and

      our Current Reports on Form 8-K filed with the SEC on January 3, 2005, January 6, 2005, January 7, 2005, January 18, 2005, January 19, 2005,
      February 24, 2005, March 2, 2005, March 30, 2005, April 20, 2005, July 6,
      2005 and July 20, 2005 (including the information set forth in Exhibit
      99.1 of such Current Report, which information is hereby expressly incorporated by reference in this prospectus supplement and the accompanying prospectus and considered 'filed' under the Securities Exchange Act of 1934, or the Exchange Act, pursuant to General Instruction
      B.2 of Form 8-K).

    You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

    Glenn Votek
    Executive Vice President and Treasurer
    CIT Group Inc.
    1 CIT Drive
    Livingston, New Jersey 07039
    (973) 740-5000

                                    SUMMARY

    This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the series B preferred shares. You should read this entire prospectus supplement carefully, including the section entitled 'Risk Factors,' our financial statements and the notes thereto incorporated by reference into this prospectus supplement, and the accompanying prospectus, before making an investment decision.

                                 CIT GROUP INC.

    CIT Group Inc., a Delaware corporation, is a global commercial and consumer finance company that was founded in 1908. CIT provides financing and leasing capital for consumers and companies in a wide variety of industries, offering vendor, equipment, commercial, factoring, home lending, educational lending and structured financing products. CIT operates primarily in North America, with locations in Europe, Latin America, Australia and the Asia-Pacific region.

    We provide a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries, including manufacturing, retailing, transportation, aerospace, construction, technology, communication, and various service-related industries. Our secured lending, leasing and factoring products include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing, debtor-in-possession and turnaround financing, and acquisition and expansion financing. Consumer lending consists primarily of first mortgage lending to consumers, originated largely through a network of brokers and correspondents, and education lending products, principally backed by the U.S. government.

    Transactions are generated through direct calling efforts with borrowers, lessees, equipment end-users, vendors, manufacturers and distributors and through referral sources and other intermediaries. In addition, our strategic business units work together in referring transactions to other CIT units to best meet our customers' overall financing needs. We also buy and sell participations in and syndications of finance receivables and/or lines of credit. From time to time, in the normal course of business, we purchase finance receivables on a wholesale basis (commonly called bulk portfolio purchases) to supplement our origination volume and sell certain finance receivables and equipment under operating leases to reduce concentration risk, for other balance sheet management purposes, or to improve profitability.

                             -------------------
    Our principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036. Our telephone number is (212) 536-1211.

                                  THE OFFERING

Issuer....................................  CIT Group Inc.

Securities Offered........................  1,500,000 shares of Non-Cumulative Preferred Stock, Series
                                            B, $0.01 par value per share, with a liquidation preference of $100 per share, of CIT Group Inc.

Dividends.................................  Holders of series B preferred shares will be entitled to receive dividends, when, as and if declared by our Board of
                                            Directors or a duly authorized committee of the Board, in
                                            their sole discretion out of funds legally available for the payment of dividends, subject to restrictions set forth
                                            under the Delaware General Corporation Law and in this
                                            prospectus supplement. These dividends, if declared, will be payable with respect to each dividend period, on the
                                            liquidation preference amount of $100 per share at an annual rate of 5.189% through and including September 15, 2010
                                            (the 'fixed rate period'), and after September 15, 2010 (the
                                            'floating rate period'), at an annual rate of 1.125% plus
                                            the highest of the following benchmark rates, which will be determined in advance of each quarter: 3-month LIBOR on the related LIBOR determination date, the 10-year Treasury CMT and the 30-year Treasury CMT (each as defined herein). See
                                            'Description of the Series B Preferred Shares -- Determining
                                            the Applicable Rate.' Any such dividends will be distributed to holders of the series B preferred shares in the manner
                                            described under 'Description of the Series B Preferred
                                            Shares -- Dividends.'

                                            A dividend period is the period from and including a
                                            dividend payment date to but excluding the next dividend
                                            payment date (whether or not dividends have been paid on the prior dividend payment date), except that the initial
                                            dividend period will commence on and include the original
                                            issue date of the series B preferred shares and will end on and exclude the September 15, 2005 dividend payment date.
                                            Dividends payable on the series B preferred shares for the fixed rate period will be computed on the basis of
                                            a 360-day year consisting of twelve 30-day months and
                                            dividends payable for the series B preferred shares for the floating rate period will be computed by multiplying the
                                            applicable rate for the relevant dividend period by a
                                            fraction, the numerator of which will be the actual number of days in such dividend period (or a portion thereof) and the denominator of which will be 365, and multiplying the
                                            applicable rate obtained by the liquidation preference
                                            amount of $100 per share.

                                            Dividends on the series B preferred shares are not
                                            cumulative. Accordingly, in the event dividends are not
                                            declared on the series B preferred shares for payment on any dividend payment date, then no dividends will accrue or be payable for that dividend period. If our Board of Directors or a duly authorized committee of the Board has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for that dividend period, whether or not dividends on the series B
                                            preferred shares are declared for any future dividend
                                            period.

                                            So long as any series B preferred shares remain outstanding for any dividend period, unless the full dividends for the most recent dividend payment date on all outstanding series
                                            B preferred shares and parity stock have been paid or
                                            declared and a sum sufficient for the payment thereof has
                                            been set aside for future payment:

                                               no dividend shall be declared or paid on our common stock
                                               or any other shares of our junior stock (other than a
                                               dividend payable solely in the form of junior stock); and

                                               no common stock or other junior stock shall be purchased,
                                               redeemed or otherwise acquired for consideration by us,
                                               directly or indirectly (other than (1) as a result of a
                                               reclassification of junior stock for or into other junior
                                               stock or the exchange or conversion of one share of
                                               junior stock for or into another share of junior stock;
                                               (2) repurchases in support of our employee benefit and
                                               compensation programs; (3) repurchases pursuant to our
                                               previously announced accelerated stock buyback program;
                                               and (4) through the use of the proceeds of a
                                               substantially contemporaneous sale of junior stock).

                                            When dividends are not paid or duly provided for in full on any dividend payment date upon the series B preferred shares or any shares of parity stock, all dividends declared upon the series B preferred shares and all such parity stock and payable on such dividend payment date shall be declared pro rata. See 'Description of the Series B Preferred Shares --
                                            Dividends.'

Dividend Payment Dates....................  The 15th day of March, June, September and December of each year, commencing on September 15, 2005. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on
                                            the original dividend payment date.

Dividend Payment Restrictions.............  The Certificate of Designations for the series B preferred shares prohibits the declaration of dividends on the series
                                            B preferred shares if we fail to meet specified capital and fixed charge coverage levels. See 'Description of the Series
                                            B Preferred Shares -- Restrictions on Declaration and
                                            Payment of Dividends'

Redemption................................  The series B preferred shares are not redeemable prior to
                                            September 15, 2010. On and after that date, the series B
                                            preferred shares will be redeemable at our option as
                                            described below, in whole or in part, at a redemption price equal to $100 per series B preferred share, plus declared
                                            and unpaid dividends, without the accumulation of any
                                            undeclared dividends. Holders of the series B preferred
                                            shares will have no right to require the redemption or
                                            repurchase of the series B preferred shares and the series B preferred shares will not be subject to any sinking fund.

                                            We intend that, if we redeem the series B preferred shares, we will redeem such series B preferred shares only to the
                                            extent the aggregate redemption price is equal to or less
                                            than the net proceeds, if any, received by us or any of our affiliates from new issuances by us or any of our affiliates during the period commencing on the 180th calendar day prior to the date of redemption to purchasers other than our
                                            affiliates of any securities which have equal or greater
                                            equity characteristics for us as the series B preferred
                                            shares. See 'Description of the Series B Preferred
                                            Shares -- Redemption.'

Ranking...................................  The series B preferred shares:

                                               will rank senior to our junior stock with respect to the
                                               payment of dividends and distributions of assets upon
                                               liquidation, dissolution or winding up of CIT Group Inc.
                                               'Junior stock' means any class or series of our stock
                                               that ranks junior to the series B preferred shares either
                                               as

                                               to the payment of dividends or as to the distribution of
                                               our assets upon any liquidation, dissolution or winding
                                               up of CIT Group Inc. Junior stock includes our common
                                               stock; and

                                               will rank at least equally with any other series of
                                               parity stock that we may issue with respect to the payment of dividends and distributions of assets upon
                                               liquidation, dissolution or winding up of CIT Group Inc.
                                               'Parity stock' means any other class or series of our
                                               preferred stock that ranks equally with the series B
                                               preferred shares in the payment of dividends and in the
                                               distribution of our assets on any liquidation,
                                               dissolution or winding up of CIT Group Inc. Concurrently
                                               with this offering of the series B preferred shares, we
                                               are offering shares of our 6.350% Non-Cumulative
                                               Preferred Stock, Series A, $0.01 par value per share,
                                               having an aggregate liquidation preference of
                                               $350,000,000 and referred to herein as the 'series A
                                               preferred shares.' The series A preferred shares will
                                               rank equally with the series B preferred shares.

Liquidation Rights........................  Upon any voluntary or involuntary liquidation, dissolution or winding up of CIT Group Inc., holders of the series B
                                            preferred shares and any parity stock are entitled to
                                            receive out of the assets of CIT Group Inc., available for distribution to stockholders, before any distribution is
                                            made to holders of common stock or any other junior stock, a liquidating distribution in the amount of $100 per series B preferred share, plus any declared and unpaid dividends,
                                            without the accumulation of any undeclared dividends.
                                            Holders of the series B preferred shares will not be
                                            entitled to any other amounts from us after they have
                                            received their full liquidation preference.

                                            In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of the series B preferred shares and all holders of any parity stock, the amounts paid to the holders of series B preferred shares and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate
                                            liquidation preferences of those holders. See 'Description of the Series B Preferred Shares -- Liquidation Rights.'

Voting Rights.............................  Holders of the series B preferred shares will have no voting rights, except with respect to certain fundamental changes in the terms of the series B preferred shares and in the
                                            case of certain dividend non-payments. See 'Description of the Series B Preferred Shares -- Voting Rights.'

Maturity..................................  The series B preferred shares do not have any maturity date, and we are not required to redeem the series B preferred
                                            shares. Accordingly, the series B preferred shares will
                                            remain outstanding indefinitely, unless and until we decide to redeem them.

Preemptive Rights.........................  Holders of the series B preferred shares will have no preemptive rights.

Listing...................................  The series B preferred shares will not be listed on any securities exchange or included in any automated quotation system.

Ratings...................................  The series B preferred shares are expected to be rated BBB+
                                            by Standard & Poor's Ratings Services, Baa1 by Moody's
                                            Investors Service and A - by Fitch Ratings. The ratings of the series B preferred shares should be evaluated
                                            independently from similar ratings of other securities. A
                                            rating is not a recommendation to buy, sell or hold
                                            securities and may be subject to review, revision,
                                            suspension, reduction or withdrawal at any time by the
                                            assigning rating agency.

Tax Considerations........................  If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009
                                            generally will be taxable to you at a maximum rate of 15%, subject to certain requirements described herein. If you are taxed as a corporation, except as described below under
                                            'Certain U.S. Federal Income Tax Consequences,' dividends
                                            generally would be eligible for the 70% dividends-received deduction. If you are a United States alien holder of series
                                            B preferred shares, dividends paid to you are subject to
                                            withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that
                                            provides for a lower rate. For further discussion of the tax consequences relating to the series B preferred shares, see
                                            'Certain U.S. Federal Income Tax Considerations.'

Use of Proceeds...........................  We estimate that we will receive net proceeds of approximately $147,875,000 from this offering, after
                                            expenses and underwriting discounts. We currently intend to use the net proceeds from this offering, and the concurrent offering of our series A preferred shares, to fund the
                                            repurchase of a portion of our common stock in conjunction with a previously announced accelerated stock buyback
                                            program.

Transfer Agent and Registrar..............  The Bank of New York.

Calculation Agent.........................  The Bank of New York.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables set forth selected consolidated financial information regarding our results of operations and balance sheets. The financial data at December 31, 2004 and December 31, 2003, and for the years ended December 31, 2004 and December 31, 2003, the three months ended December 31, 2002 and the year ended September 30, 2002, was derived from our audited Consolidated Financial Statements incorporated by reference in this prospectus supplement and in the accompanying prospectus. The financial data at December 31, 2002, September 30, 2002 and 2001, and December 31, 2000, for the nine months ended September 30, 2001 and for the year ended December 31, 2000 was derived from audited financial statements that are not incorporated by reference in this prospectus supplement and in the accompanying prospectus. The financial data at March 31, 2005 and March 31, 2004 and for the three-month periods then ended is derived from the unaudited consolidated financial statements of CIT that are incorporated by reference in this prospectus supplement and in the accompanying prospectus. In the opinion of management, such unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the information included therein. Certain prior period balances have been conformed to present period presentation. You should read the selected consolidated financial data below in conjunction with our consolidated financial statements. See 'Where You Can Find More Information' in this prospectus supplement.

                                                                                                THREE MONTHS
                                         THREE MONTHS ENDED      YEAR ENDED      YEAR ENDED         ENDED         YEAR ENDED
                                              MARCH 31,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                         2005(1)     2004(1)        2004            2003            2002             2002
($ IN MILLIONS, EXCEPT PER SHARE DATA)  ---------   ---------   -------------   -------------   -------------   -------------
RESULTS OF OPERATIONS
Net finance margin..................    $   390.2   $   363.1     $ 1,569.6       $ 1,327.8       $   344.9       $ 1,637.1
Provision for credit losses.........         45.3        85.6         214.2           387.3           133.4           788.3
Operating margin....................        595.1       508.6       2,242.5         1,799.8           468.6         1,781.1
Salaries and general operating
 expenses...........................        261.0       240.0       1,046.4           912.9           232.6           921.0
Goodwill impairment.................           --          --            --              --              --         6,511.7
Goodwill amortization...............           --          --            --              --              --              --
Acquisition related costs...........           --          --            --              --              --              --
Interest expense -- TCH.............           --          --            --              --              --           662.6
Gain on redemption of debt..........           --        41.8          41.8            50.4              --              --
Net income (loss)...................        210.4       189.3         753.6           566.9           141.3        (6,698.7)
Net income (loss) per
 share(2) -- basic..................         1.00        0.89          3.57            2.68            0.67          (31.66)
Net income (loss) per
 share(2) -- diluted................         0.98        0.88          3.50            2.66            0.67          (31.66)
Dividends per share(2)..............         0.13        0.13          0.52            0.48            0.12              --

                                         NINE MONTHS
                                            ENDED         YEAR ENDED
                                        SEPTEMBER 30,    DECEMBER 31,
                                             2001            2000
($ IN MILLIONS, EXCEPT PER SHARE DATA)  --------------   -------------
RESULTS OF OPERATIONS
Net finance margin..................      $ 1,301.7        $ 1,447.9
Provision for credit losses.........          332.5            255.2
Operating margin....................        1,541.8          2,104.7
Salaries and general operating
 expenses...........................          777.4          1,013.7
Goodwill impairment.................             --               --
Goodwill amortization...............           97.6             86.3
Acquisition related costs...........           54.0               --
Interest expense -- TCH.............           98.8               --
Gain on redemption of debt..........             --               --
Net income (loss)...................          263.3            611.6
Net income (loss) per
 share(2) -- basic..................           1.24             2.89
Net income (loss) per
 share(2) -- diluted................           1.24             2.89
Dividends per share(2)..............           0.25             0.50




                                          MARCH 31,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                      2005        2004          2004            2003            2002             2002
($ IN MILLIONS)                     ---------   ---------   -------------   -------------   -------------   -------------
BALANCE SHEET DATA
Finance receivables...............  $36,859.6    32,187.4     $35,048.2       $31,300.2       $27,621.3       $28,459.0
Education lending receivables
 pledged..........................    4,322.9          --            --              --              --              --
Reserve for credit losses.........      620.4       636.7         617.2           643.7           760.8           777.8
Operating lease equipment, net....    8,313.1     7,576.2       8,290.9         7,615.5         6,704.6         6,567.4
Goodwill and intangible assets....      906.4       485.5         596.5           487.7           400.9           402.0
Total assets......................   56,781.0    46,252.4      51,111.3        46,342.8        41,932.4        42,710.5
Commercial paper..................    3,936.0     4,820.2       4,210.9         4,173.9         4,974.6         4,654.2
Variable-rate bank credit
 facilities.......................         --          --            --              --         2,118.0         4,037.4
Variable-rate senior notes........   11,473.1     9,170.7      11,545.0         9,408.4         4,906.9         5,379.0
Fixed-rate senior notes...........   22,197.0    19,829.8      21,715.1        19,830.8        19,681.8        18,385.4
Non-recourse, secured
 borrowings -- education
 lending..........................    4,638.9          --            --              --              --              --
Preferred capital securities......      253.3       255.1         253.8           255.5           257.2           257.7
Stockholders' equity..............    6,318.0     5,492.7       6,055.1         5,394.2         4,870.7         4,757.8

                                    SEPTEMBER 30,    DECEMBER 31,
                                         2001            2000
($ IN MILLIONS)                     -------------    ------------
BALANCE SHEET DATA
Finance receivables...............    $31,879.4        $33,497.5
Education lending receivables
 pledged..........................           --               --
Reserve for credit losses.........        492.9            468.5
Operating lease equipment, net....      6,402.8          7,190.6
Goodwill and intangible assets....      6,569.5          1,971.5
Total assets......................     51,349.3         48,689.8
Commercial paper..................      8,869.2          9,063.5
Variable-rate bank credit
 facilities.......................           --               --
Variable-rate senior notes........      9,614.6         11,130.5
Fixed-rate senior notes...........     17,113.9         17,571.1
Non-recourse, secured
 borrowings -- education
 lending..........................           --               --
Preferred capital securities......        260.0            250.0
Stockholders' equity..............      5,947.6          6,007.2

---------

(1) Certain aerospace and rail maintenance costs were reclassified during the quarter ended March 31, 2005 from operating expense to lease margin. These costs include amounts that were reimbursed through rail lease payments and expenditures to place aircraft with new lessors, including improvements and configuration changes. The impact was a reduction to operating margin of $11.7 million and $7.3 million for the quarters ended March 31, 2005 and March 31, 2004. With the exception of the three months ended March 31, 2004, prior periods have not been reclassified to conform to this presentation.

(2) Net income (loss) and dividend per share calculations for the periods preceding September 30, 2002 are based on the number of common shares outstanding (basic and diluted of 211.6 million and 211.7 million, respectively) upon the completion of the July 2002 initial public offering.

                                    AT OR FOR THE                                       AT OR FOR THE
                                    THREE MONTHS        AT OR FOR THE   AT OR FOR THE   THREE MONTHS    AT OR FOR THE
                                        ENDED            YEAR ENDED      YEAR ENDED         ENDED        YEAR ENDED
                                      MARCH 31,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                ---------------------   -------------   -------------   -------------   -------------
                                  2005        2004          2004            2003            2002            2002
($ IN MILLIONS)                 ---------   ---------   -------------   -------------   -------------   -------------
SELECTED DATA AND RATIOS
 PROFITABILITY
Net finance margin as a
 percentage of average earning
 assets ('AEA')(1)............      3.54%       3.94%         4.02%           3.71%           4.22%           4.57%
Ratio of earnings to fixed
 charges(2)...................      1.84x       2.03x         1.97x           1.68x           1.65x              (7)

OTHER OPERATING RATIOS
Salaries and general operating
 expenses as a percentage of
 average managed assets
 ('AMA')(3)...................      2.01%       2.08%         2.20%           1.99%           2.10%           1.95%
Efficiency ratio(4)...........      40.8%       40.4%         42.6%           41.7%           38.6%           35.8%

CREDIT QUALITY
60+ days contractual
 delinquency as a percentage
 of finance receivables.......      1.76%       1.89%         1.73%           2.16%           3.63%           3.76%
Non-accrual loans as a
 percentage of finance
 receivables..................      1.13%       1.74%         1.31%           1.81%           3.43%           3.43%
Net credit losses as a
 percentage of average finance
 receivables..................      0.52%       1.26%         0.91%           1.77%           2.32%           1.67%
Reserve for credit losses as a
 percentage of finance
 receivables..................      1.51%       1.98%         1.76%           2.06%           2.75%           2.73%

LEVERAGE
Tangible stockholders'
 equity(5) to managed
 assets(6)....................       9.6%       10.7%         10.7%           10.4%           10.4%            9.9%

OTHER
Total managed assets(6).......  $58,795.3   $50,088.6     $53,470.6       $49,735.6       $46,357.1       $47,622.3
Employees.....................      6,130       5,795         5,860           5,800           5,835           5,850

                                AT OR FOR THE
                                 NINE MONTHS    AT OR FOR THE
                                    ENDED        YEAR ENDED
                                SEPTEMBER 30,   DECEMBER 31,
                                -------------   -------------
                                    2001            2000
($ IN MILLIONS)                 -------------   -------------
SELECTED DATA AND RATIOS
 PROFITABILITY
Net finance margin as a
 percentage of average earning
 assets ('AEA')(1)............        4.29%           3.56%
Ratio of earnings to fixed
 charges(2)...................        1.30x           1.39x
OTHER OPERATING RATIOS
Salaries and general operating
 expenses as a percentage of
 average managed assets
 ('AMA')(3)...................        2.05%           1.97%
Efficiency ratio(4)...........        41.5%           43.0%
CREDIT QUALITY
60+ days contractual
 delinquency as a percentage
 of finance receivables.......        3.46%           2.98%
Non-accrual loans as a
 percentage of finance
 receivables..................        2.67%           2.10%
Net credit losses as a
 percentage of average finance
 receivables..................        1.20%           0.71%
Reserve for credit losses as a
 percentage of finance
 receivables..................        1.55%           1.40%
LEVERAGE
Tangible stockholders'
 equity(5) to managed
 assets(6)....................         8.6%            7.8%
OTHER
Total managed assets(6).......    $50,877.1       $54,900.9
Employees.....................        6,785           7,355

---------

(1) 'AEA' means average earning assets, which is the average of finance receivables, operating lease equipment, finance receivables held for sale and certain investments, less credit balances of factoring clients.

(2) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, minority interest in subsidiary trust holding solely debentures of the Company and one-third of rent expense, which is deemed representative of an interest factor.

(3) 'AMA' means average managed assets, which is average earning assets plus the average of finance receivables previously securitized and still managed by us.

(4) Efficiency ratio is the percentage of salaries and general operating expenses to operating margin, excluding the provision for credit losses.

(5) Tangible stockholders' equity excludes goodwill and other intangible assets. Tangible stockholders' equity also excludes certain unrealized losses relating to derivative financial instruments and other investments, as these losses are not necessarily indicative of amounts that will be realized.

(6) 'Managed assets' means assets previously securitized and still managed by us and include (i) financing and leasing assets, (ii) certain investments and
    (iii) off-balance sheet finance receivables.

(7) Earnings were insufficient to cover fixed charges by $6,331.1 million for the year ended September 30, 2002. Earnings for the year ended
    September 30, 2002 included a non-cash goodwill impairment charge of $6,511.7 million in accordance with SFAS No. 142, 'Goodwill and Other Intangible Assets.' The ratio of earnings to fixed charges included fixed charges of $1,497.2 million and a loss before provision for income taxes of $6,331.1 million resulting in a total loss before provision for income taxes and fixed charges of $4,833.9 million.

                                  RISK FACTORS

    In considering whether to purchase the series B preferred shares, you should carefully consider all the information included or incorporated by reference in this prospectus supplement and in the accompanying prospectus. In particular, you should carefully consider the following risk factors.

   THE SERIES B PREFERRED SHARES MAY NOT HAVE AN ACTIVE TRADING MARKET.

    The series B preferred shares are a new issue of securities with no established trading market, and such series B preferred shares will not be listed on any securities exchange or included in any automated quotation system. Even if the series B preferred shares are listed, there may be little or no secondary market for the series B preferred shares, and even if a secondary market for the series B preferred shares develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between the bid and ask prices in any secondary market could be substantial. Further, because the series B preferred shares do not have a stated maturity date, investors seeking liquidity in such shares will be limited to selling their shares in the secondary market.

   GENERAL MARKET CONDITIONS AND OTHER FACTORS COULD ADVERSELY AFFECT MARKET PRICES FOR THE SERIES B PREFERRED SHARES.

    As with other publicly traded securities, there can be no assurance about the market prices for the series B preferred shares. Several factors, many of which are beyond our control, could influence the value of the series B preferred shares, including:

      whether dividends have been declared and are likely to be declared on the series B preferred shares from time to time;

      the prevailing interest rates, increases in which may have an adverse effect on the trading price of the series B preferred shares;

      the market for similar securities;

      the credit ratings assigned to the series B preferred shares, as determined by credit rating agencies;

      economic, financial, geopolitical or regulatory events that affect us or the financial markets generally; and

      our financial condition, performance and prospects.

    Accordingly, if you purchase series B preferred shares, whether in this offering or in the secondary market, the series B preferred shares may trade at a discount to the price that you paid for them.

   THE SERIES B PREFERRED SHARES ARE EQUITY AND ARE EFFECTIVELY SUBORDINATE TO OUR EXISTING AND FUTURE INDEBTEDNESS.

    The series B preferred shares are equity interests in CIT and do not constitute indebtedness. In the event of bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to us, the holders of our indebtedness will be entitled to the satisfaction of any amounts owed to them prior to the payment of the liquidation preference of any capital stock, including the series B preferred shares. Our existing and future indebtedness may restrict payments of dividends on the series B preferred shares. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specific due dates, in the case of preferred stock like the series B preferred shares (1) dividends are payable only if declared by CIT's Board of Directors, or a duly authorized committee of the Board, and (2) as a corporation, CIT is subject to restrictions on payments of dividends and redemption price out of lawfully available funds. Our total indebtedness was approximately $43.459 billion at June 30, 2005.

   DIVIDENDS ON THE SERIES B PREFERRED SHARES ARE NON-CUMULATIVE.

    Dividends on the series B preferred shares are non-cumulative. Consequently, if our Board of Directors, or a duly authorized committee of the Board, does not authorize and declare a dividend for any dividend period, holders of the series B preferred shares would not be entitled to receive any such dividend, and such unpaid dividend will cease to be payable. We will have no obligation to pay dividends for any dividend period after the dividend payment date for such period if our Board of Directors, or a duly authorized committee of the Board, has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the series B preferred shares, the series A preferred shares or any other preferred stock that we may issue.

   OUR ABILITY TO DECLARE AND PAY DIVIDENDS ON THE SERIES B PREFERRED SHARES WILL BE LIMITED IF WE FAIL TO ACHIEVE SPECIFIED CAPITAL AND FIXED CHARGE COVERAGE LEVELS.

    We are prohibited from declaring dividends for payment on any dividend payment date if either:

      our Tangible Equity Amount is less than 5.5% of Total Managed Assets for the most recently completed fiscal quarter; or

      the Average Four Quarters Fixed Charge Ratio for the most recently completed fiscal quarter is less than or equal to 1.10.

    If we fail to satisfy either of the above tests, we are prohibited from declaring dividends for payment on the related dividend payment date in an amount exceeding the New Common Equity Amount. This restriction will continue until we are able again to satisfy the tests with respect to a dividend payment date. See 'Description of the Series B Preferred Shares -- Restrictions on Declaration and Payment of Dividends.'

   WE MAY IN THE FUTURE ISSUE SERIES OF PREFERRED STOCK THAT DO NOT INCLUDE RESTRICTIONS ON PAYING DIVIDENDS AND MAY PAY DIVIDENDS ON SUCH PREFERRED STOCK AT TIMES WHEN WE ARE PROHIBITED FROM PAYING DIVIDENDS ON THE SERIES B PREFERRED SHARES.

    The certificate of designations for the series B preferred shares provides that preferred stock that we may choose to issue in the future that does not include the restrictions on dividends described under 'Description of the Series B Preferred Shares -- Restrictions on the Declaration and Payment of Dividends' but that otherwise ranks pari passu with the series B preferred shares will not be treated as ranking senior to the series B preferred shares. As a consequence, we could issue such preferred stock without receiving the prior vote or consent of the holders of the series B preferred shares and, if we were to issue such preferred stock and if dividends as to a dividend period were not paid on the series B preferred shares due to the restrictions described under 'Description of the Series B Preferred Shares -- Restrictions on the Declaration and Payment of Dividends,' we would not be precluded from paying dividends on such preferred stock because of the required suspension of dividends on the series B preferred shares.

   THE VOTING RIGHTS OF HOLDERS OF THE SERIES B PREFERRED SHARES WILL BE
   LIMITED.

    Holders of the series B preferred shares have no voting rights with respect to matters that generally require the approval of voting shareholders. The limited voting rights of holders of the series B preferred shares include the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the series B preferred shares, as described under 'Description of the Series B Preferred Shares -- Voting Rights.'

    In addition, if dividends on the series B preferred shares have not been declared or paid for the equivalent of six dividend payments, whether or not for consecutive dividend periods, holders of the outstanding series B preferred shares, together with holders of any other series of our preferred stock ranking equal to the series B preferred shares with similar voting rights, will be entitled to vote for the election of two additional directors, subject to the terms and to the limited extent described under 'Description of the Series B Preferred Shares -- Voting Rights.'

   HOLDERS OF THE SERIES B PREFERRED SHARES MAY NOT BE ABLE TO USE THE DIVIDENDS RECEIVED DEDUCTION OR TREAT DIVIDENDS ON THE SERIES B PREFERRED SHARES AS QUALIFIED DIVIDEND INCOME.

    Dividends paid to corporate U.S. holders on the series B preferred shares may be eligible for the dividends received deduction, and dividends paid to non-corporate U.S. holders on the series B preferred shares in taxable years beginning before January 1, 2009 may be taxable at preferential rates as qualified dividend income, in each case if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. There can be no assurance that we will have sufficient current or accumulated earnings and profits for distributions on the series B preferred shares to qualify as dividends for U.S. federal income tax purposes. Distributions on the series B preferred shares that are not treated as dividends for U.S. federal income tax purposes generally will first reduce a holder's basis in the series B preferred shares (but not below zero), which could result in increased gain upon an eventual sale, and thereafter will result in taxable gain. See 'Certain U.S. Federal Income Tax Considerations --

Distributions.' Corporate U.S. holders may be subject to tax on gain at rates that exceed the effective rate that would apply to dividend income that is eligible for the dividends received deduction, and if any distributions on the series B preferred shares are not eligible for the dividends received deduction because of insufficient current or accumulated earnings and profits, the market value of the series B preferred shares may decline. A non-corporate U.S. holder with a holding period of one year or less at the time of an eventual sale, if a distribution results in a reduction in basis, or at the time of the distribution, if the distribution results in immediate recognition of gain, may be subject to tax on the gain at a rate higher than the maximum 15% rate that applies to qualified dividend income.

                                USE OF PROCEEDS

    We estimate that we will receive net proceeds of approximately $147,875,000 from this offering, after expenses and underwriting discounts. We currently intend to use the net proceeds from this offering, and the concurrent offering of our series A preferred shares, to fund the repurchase of a portion of our common stock in conjunction with a previously announced accelerated stock buyback program.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2005 on an actual basis and as adjusted to give effect to this offering and the concurrent offering of the series A preferred shares. This table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and our consolidated financial statements and the notes to those consolidated financial statements incorporated by reference in this prospectus supplement and in the accompanying prospectus.

                                                               AS OF MARCH 31, 2005
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                  ($ IN MILLIONS)
                                                                    (UNAUDITED)
Commercial paper............................................  $ 3,963.0    $ 3,963.0
Term debt...................................................   33,670.1     33,670.1
Non-recourse, secured borrowings............................    4,638.9      4,638.9
Preferred capital securities................................      253.3        253.3
                                                              ---------    ---------
Total debt..................................................  $42,525.3    $42,525.3
                                                              ---------    ---------
Stockholders' equity:
    Preferred stock, $0.01 par value, 100,000,000
      authorized; none issued and outstanding, actual;
      14,000,000 series A preferred shares issued and
      outstanding and 1,500,000 series B preferred shares
      issued and outstanding, as adjusted...................         --        500.0
    Common stock, $0.01 par value, 600,000,000 authorized;
      212,119,700 issued and 210,771,309 outstanding........        2.1          2.1
    Additional paid in capital..............................   10,654.5     10,654.5
    Accumulated deficit.....................................   (4,316.5)    (4,316.5)
    Accumulated other comprehensive income..................       31.2         31.2
    Treasury stock, 1,348,391 shares, at cost...............      (53.3)       (53.3)
                                                              ---------    ---------
    Total stockholders' equity (1)..........................  $ 6,318.0    $ 6,818.0
                                                              ---------    ---------
Total capitalization........................................  $48,843.3    $49,343.3
                                                              ---------    ---------
                                                              ---------    ---------

---------

(1) Total stockholders' equity, as adjusted, does not include the repurchase of up to $500 million in aggregate purchase price of shares of our common stock pursuant to our previously announced accelerated stock buyback program.

                  DESCRIPTION OF THE SERIES B PREFERRED SHARES

    The following description of the particular terms of the series B preferred shares supplements and, to the extent inconsistent with the attached prospectus or as expressly provided in this prospectus supplement, replaces the more general description of preferred stock that appears in the attached prospectus. The following summarizes the material terms of the series B preferred shares, but does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation, which we have previously filed with the Securities and Exchange Commission, or the SEC, and the Certificate of Designations relating to the series B preferred shares, which we will file with the Secretary of the State of Delaware and include as an exhibit to a current report on Form 8-K that we will file with the SEC, at or prior to the issuance of the series B preferred shares.

    As used in this 'Description of the Series B Preferred Shares,' and in the accompanying prospectus, the terms 'we,' 'our,' 'us,' 'the company,' 'CIT,' 'CIT Group' and 'CIT Group Inc.' refer to CIT Group Inc. and do not include any subsidiaries of CIT Group Inc.

GENERAL

    Our authorized capital stock includes 100,000,000 shares of preferred stock, par value $0.01 per share. We have no preferred stock outstanding as of the date of this prospectus supplement. The series B preferred shares are part of a single series of authorized preferred stock consisting of 1,500,000 shares. We may from time to time, without notice to or the consent of holders of the series B preferred shares, issue additional series B preferred shares.

    The series B preferred shares will not be convertible into, or exchangeable for, shares of any other class or series of our stock or our other securities. The series B preferred shares have no stated maturity and will not be subject to any sinking fund, retirement fund or purchase fund or other obligation of ours to mandatorily redeem, repurchase or retire the series B preferred shares.

    The series B preferred shares will be fully paid and nonassessable when issued, which means that holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of the series B preferred shares will not have preemptive or subscription rights to acquire more of our stock. Additionally, except as described under the caption ' -- Voting Rights,' holders of the series B preferred shares will not have any voting rights.

    Concurrently with this offering of the series B preferred shares, we are offering shares of our 6.350% Non-Cumulative Preferred Stock, Series A, having an aggregate liquidation preference of $350,000,000 and referred to herein as the 'series B preferred shares.' The series A preferred shares will rank equally with the series B preferred shares as to dividends and distributions on liquidation and will include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights as apply to the series B preferred shares and as are described below under ' -- Restrictions on Declaration and Payment of Dividends' and ' -- Voting Rights.' The series A preferred shares have a liquidation preference of $25 per share and will bear dividends at a fixed rate of 6.350%. The offering of the series A preferred shares and the series B preferred shares are not contingent upon each other.

RANKING

    The series B preferred shares will have a liquidation preference of $100 per share and will rank at least equally with the series A preferred shares and any other series of our preferred stock that we may issue (except for any senior series that may be issued with the requisite consent of the holders of the series B preferred shares), and will rank senior to our common stock and any other stock that ranks junior to the series B preferred shares with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of CIT Group Inc.

    The Certificate of Designations for the series B preferred shares provides that preferred stock that we may choose to issue in the future that does not include the restrictions on dividends described under the caption
' -- Restrictions on the Declaration and Payment of Dividends' below, but that otherwise ranks pari passu with the series B preferred shares, will not be treated as ranking senior to the series B preferred shares.

    The series B preferred shares are equity interests in CIT and do not constitute indebtedness. As such, we generally will be able to pay dividends on the series B preferred shares only out of lawfully available funds for such payment (i.e., after taking account of all outstanding indebtedness and other non-equity claims). In addition, in the event of bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to us, our indebtedness will effectively rank senior to the series B preferred shares, and the holders of our indebtedness will be entitled to the satisfaction of any amounts owed to them prior to the payment of the liquidation preference of any capital stock, including the series A preferred shares.

DIVIDENDS

    Dividends on the series B preferred shares will not be mandatory. Holders of series B preferred shares will be entitled to receive, when, as and if declared by our Board of Directors or a duly authorized committee of the Board, in its sole discretion out of funds legally available for the payment of dividends under the Delaware General Corporation Law and subject to the restrictions set forth under the caption ' -- Restrictions on Declaration and Payment of Dividends,' non-cumulative cash dividends from the original issue date of the series B preferred shares offered hereby, quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on September 15, 2005 (each, a 'dividend payment date'). These dividends, if declared, will be payable with respect to each dividend period, on the liquidation preference amount of $100 per share at an annual rate of 5.189% through and including September 15, 2010 (the 'fixed rate period'), and after September 15, 2010 (the 'floating rate period'), at the applicable rate (as defined below) from time to time in effect. The applicable rate per annum for each dividend period beginning after September 15, 2010 is described below under ' -- Determining the Applicable Rate.' In the event that we issue additional series B preferred shares after the original issue date of the series B preferred shares offered hereby, dividends on such additional shares may accrue (if declared) from the original issue date of the series B preferred shares offered hereby or any other date we specify at the time such additional shares are issued.

    A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date (whether or not dividends have been paid on the prior dividend payment date), except that the initial dividend period will commence on and include the original issue date of the series B preferred shares offered hereby and will end on and exclude the September 15, 2005 dividend payment date. Dividends payable on the series B preferred shares for the fixed rate period will be computed on the basis of a 360-day year consisting of twelve 30-day months and dividends payable for the series B preferred shares for the floating rate period will be computed by multiplying the applicable rate for the relevant dividend period by a fraction, the numerator of which will be the actual number of days in such dividend period (or a portion thereof) and the denominator of which will be 365, and multiplying the applicable rate obtained by the liquidation preference amount of $100 per share. If any dividend payment date is not a business day, then such dividend payment date will be the next succeeding business day with the same force and effect as if made on the original dividend payment date, and no additional dividends shall accrue (if declared) or be paid on the amount so payable from such date to such next succeeding business day.

    Dividends will be payable to holders of record of the series B preferred shares as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our Board of Directors, or a duly authorized committee of the Board, that is not more than 60 nor less than 10 calendar days prior to such dividend payment date (each, a 'dividend record date'). These dividend record dates will apply regardless of whether a particular dividend record date is a business day.

    Dividends on the series B preferred shares will not be cumulative. Accordingly, if our Board of Directors, or a duly authorized committee of the Board, does not declare a dividend on the series B preferred shares payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the series B preferred shares are declared for any future dividend period.

    So long as any series B preferred shares remain outstanding for any dividend period, unless the full dividends for the most recent dividend payment date on all outstanding series B preferred shares and parity stock (defined below) have been paid or declared and a sum sufficient for the payment thereof has been set aside for future payment:

      no dividend shall be declared or paid on our common stock or any other shares of our junior stock (as defined below) (other than a dividend payable solely in the form of junior stock); and

      no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock or the exchange or conversion of one share of junior stock for or into another share of junior stock; (2) repurchases in support of our employee benefit and compensation programs; (3) repurchases pursuant to our previously announced accelerated stock buyback program; and (4) through the use of the proceeds of a substantially contemporaneous sale of junior stock).

    As used in this prospectus supplement, 'junior stock' means any class or series of our stock that ranks junior to the series B preferred shares either as to the payment of dividends or as to the distribution of our assets upon any liquidation, dissolution or winding up of CIT Group Inc. Junior stock includes our common stock.

    As used in this prospectus supplement, 'parity stock' means any other class or series of our preferred stock that ranks equally with the series B preferred shares in the payment of dividends and in the distribution of our assets on any liquidation, dissolution or winding up of CIT Group Inc. Parity stock includes our series B preferred shares.

    A dividend payment date with respect to any parity stock having dividend payment dates different from the dividend payment dates pertaining to the series B preferred shares but that falls within the related dividend period for the series B preferred shares is referred to in this prospectus supplement as a 'parity stock dividend payment date.'

    When dividends are declared by our Board of Directors or a duly authorized committee of the Board, in its sole discretion, and are not paid or duly provided for in full on any dividend payment date (or parity stock dividend payment date, as the case may be) upon the series B preferred shares or any shares of parity stock, all dividends declared upon the series B preferred shares and all such parity stock and payable on such dividend payment date (or, parity stock dividend payment date, as the case may be) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per series B preferred share and all parity stock payable on such dividend payment date (or, parity stock dividend payment date, as the case may be) bear to each other.

DETERMINING THE APPLICABLE RATE

    For each dividend period beginning after September 15, 2010, the Calculation Agent (as defined below) shall calculate the applicable rate and the amount of dividends payable on each quarterly dividend payment date. Promptly upon such determination, the Calculation Agent shall notify us of the applicable rate for such dividend period. The applicable rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the series B preferred shares and us.

    The 'applicable rate' for any period will be 1.125% plus the highest of 3-month LIBOR on the related LIBOR determination date, the 10-year Treasury CMT and the 30-year Treasury CMT (each as defined below and collectively referred to as the 'Benchmark Rates') for such dividend period. In the event that the Calculation Agent determines in good faith that for any reason:

      any one of the Benchmark Rates cannot be determined for any dividend period, the applicable rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined;

      only one of the Benchmark Rates can be determined for any dividend period, the applicable rate for such dividend period will be equal to whichever such rate can be so determined; or none of the Benchmark Rates can be determined for any dividend period, the applicable rate for the preceding dividend period will be continued for such dividend period.

    For any dividend period, 3-month LIBOR shall be determined by the Calculation Agent on the second London business day immediately preceding the first day of such dividend period in the following manner:

      LIBOR will be the annual offered rate for the 3-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on the MoneyLine Telerate Page 3750 as of 11:00 a.m., London time, on the second London business day immediately preceding the first day of such dividend period.

      If the rate described above does not appear on Telerate page 3750, LIBOR will be determined on the basis of the rates, at approximately 11:00 a.m., London time, on the second London business day immediately preceding the first day of such dividend period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent: 3-month deposits in U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR on the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the quotations.

      If fewer than two quotations are provided as described above, LIBOR on the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 a.m., New York City time, on the second London business day immediately preceding the first day of such dividend period, by three major banks in New York City selected by the Calculation Agent: 3-month loans of U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount.

      If fewer than three banks selected by the Calculation Agent are quoting as described above, LIBOR for the new dividend period will be LIBOR in effect for the prior dividend period.

    The '10-year Treasury CMT' means the rate determined in accordance with the following provisions:

    (1) With respect to any Dividend Determination Date and the dividend period that begins immediately thereafter, the 10-year Treasury CMT means the rate displayed on the Bloomberg interest rate page (currently found on page 'H15T10Y Index', and when calculating the 30-year Treasury CMT, the sum of the rate displayed on the Bloomberg interest rate page currently found on page 'H15T20Y Index' and the extrapolation factor found on page 'H15TFACT') most nearly corresponding to Telerate Page 7051 containing the caption 'Federal Reserve U.S.
H.15 T Note Treasury Constant Maturity,' and the column for the Designated CMT Maturity Index (as defined below).

    (2) If such rate is no longer displayed on the page described in (1) above, or is not so displayed by 3:00 p.m., New York City time, on the applicable Dividend Determination Date, then the 10-year Treasury CMT for such Dividend Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as is published in H.15(519).

    (3) If such rate is no longer displayed on the page described in (2) above, or if not published by 3:00 p.m., New York City time, on the applicable Dividend Determination Date, then the 10-year Treasury CMT for such Dividend Determination Date will be such constant maturity treasury rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the applicable Dividend Determination Date with respect to such dividend reset date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Bloomberg interest rate page most nearly corresponding to the Telerate Page 7051 and published in H.15(519).

    (4) If such information described in (3) above is not provided by 3:00 p.m., New York City time, on the applicable Dividend Determination Date, then the 10-year Treasury CMT for such Dividend Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on such Dividend Determination Date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York (each, a 'Reference Dealer') selected by the Calculation Agent (from five such reference dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct non-callable fixed rate obligations of the United States ('Treasury Debentures') with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year.

    (5) If the Calculation Agent is unable to obtain three such Treasury Debentures quotations as described in (4) above, then the 10-year Treasury CMT for the applicable Dividend Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on the applicable Dividend Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Debentures with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million.

    (6) If three or four (and not five) of such Reference Dealers are quoting as set forth in (4) and (5) above, then the 10-year Treasury CMT will be based on the arithmetic mean of the offered rates obtained and neither the highest nor lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as set forth above, then the 10-year Treasury CMT with respect to the applicable Dividend Determination Date will remain the 10-year Treasury CMT for the immediately preceding dividend period. If two Treasury Debentures with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, then the quotes for the Treasury Debentures with the shorter remaining term to maturity will be used.

    The '30-year Treasury CMT' has the meaning specified under the definition of 10-year Treasury CMT, except that (i) each reference to '10-year' in the definition of the '10-year Treasury CMT' will be '30-year' for the purposes of the '30-year Treasury CMT' and (ii) the Designated CMT Maturity Index for the 30-year Treasury CMT shall be 30 years.

    Three-month LIBOR on the related LIBOR determination date, the 10-year Treasury CMT and the 30-year Treasury CMT shall each be rounded to the nearest hundredth of a percent.

    The applicable rate with respect to each dividend period will be calculated as promptly as practicable by the Calculation Agent according to the appropriate method described above.

    'Bloomberg' means Bloomberg Financial Markets Commodities News.

    The term 'business day' means a day other than (i) a Saturday or Sunday;
(ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed; or (iii) a day on which our principal executive office is closed for business.

    'Calculation Agent' means The Bank of New York, or any other firm appointed by us, acting as Calculation Agent.

    'Designated CMT Maturity Index' means the original period to maturity of the U.S. Treasury securities (10 years) with respect to which the 10-year Treasury CMT will be calculated.

    'Dividend Determination Date' means the second business day immediately preceding the first day of the relevant dividend period.

    The term 'London business day' means a day other than (i) a Saturday or Sunday and (ii) a day on which dealings in U.S. dollars are transacted in the London interbank market.

    'MoneyLine Telerate Page' means the display on Moneyline Telerate, Inc., or any successor service, on the page or pages specified in this prospectus supplement or any replacement page or pages on that service.

    'Representative Amount' means an amount that, in the Calculation Agent's judgment, is representative of a single transaction in the relevant market at the relevant time.

    'Telerate Page 3750' means the display designated on page 3750 on MoneyLine Telerate Page (or such other page as may replace the 3750 page on the service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. Dollars deposits).

    'Telerate Page 7051' means the display on MoneyLine Telerate Page (or any successor service), on such page (or any other page as may replace such page on that service), for the purpose of displaying Treasury Constant Maturities as reported in H.15(519).

RESTRICTIONS ON DECLARATION AND PAYMENT OF DIVIDENDS

    In addition to the restrictions under the Delaware General Corporation Law, we are prohibited from declaring and paying dividends on the series B preferred shares under certain circumstances.

    The terms of the series B preferred shares limit our ability to declare dividends for payment on any dividend payment date if, either:

      our Tangible Equity Amount is less than 5.5% of Total Managed Assets for the most recently completed fiscal quarter; or

      the Average Four Quarters Fixed Charge Ratio for the most recently completed fiscal quarter is less than or equal to 1.10.

    If we fail to satisfy either of the above tests, we are prohibited from declaring dividends for payment on the related dividend payment date in an amount exceeding the New Common Equity Amount. This restriction will continue until we are able again to satisfy the tests with respect to a dividend payment date.

    All financial terms used in this caption ' -- Restrictions on Declaration and Payment of Dividends' will be determined in accordance with U.S. GAAP as applied and reflected in our related financial statements as of the relevant dates, except as provided in the next sentence. If because of a change in U.S. GAAP that results in a cumulative effect of a change in accounting principle or a restatement:

      our Tangible Equity Amount is higher or lower than it would have been absent such change, then, for purposes of the calculations described in the first test set forth above, commencing with the fiscal quarter for which such changes in U.S. GAAP becomes effective, such Tangible Equity Amount will be calculated on a pro forma basis as if such change had not occurred; or

      our Total Managed Assets is higher or lower than it would have been absent such change, then, for purposes of the calculations described in the first test set forth above, commencing with the fiscal quarter for which such changes in U.S. GAAP becomes effective, such Total Managed Assets will be calculated on a pro forma basis as if such change had not occurred; or

      the Average Four Quarters Fixed Charge Ratio as of a fiscal quarter end is higher or lower than it would have been absent such change, then, for purposes of the calculations described in the second test set forth above, and for so long as such calculations are required to be performed, the Average Four Quarters Fixed Charge Ratio will be calculated on a pro forma basis as if such change had not occurred.

    If at any relevant time or for any relevant period, we are not a reporting company under the Securities Exchange Act of 1934, or the Exchange Act, then for any such relevant dates and periods we will prepare and post on our web site the financial statements that we would have been required to file with the SEC had we continued to be a reporting company under the Exchange Act, in each case on or before the dates that we would have been required to file such financial statements had we continued to be an 'accelerated filer' within the meaning of Rule 12b-2 under the Exchange Act.

    Under this ' -- Restrictions on Declaration and Payment of Dividends' subsection, we use several terms that have special meanings relevant to the mandatory dividend suspension tests described above. We define these terms as follows:

    'Average Four Quarters Fixed Charge Ratio' means, as of any fiscal quarter end: (a) the sum, for each of the prior four fiscal quarters inclusive of such fiscal quarter end, of the quotient of (x) Adjusted Earnings Before Interest and Taxes and (y) Fixed Charges divided by (b) 4. For purposes of this definition:

   Adjusted Earnings Before Interest and Taxes means earnings, as of any fiscal quarter end, excluding (i) income taxes, (ii) interest expense, (iii) extraordinary items, (iv) goodwill impairment and (v) amounts related to discontinued operations.

   Fixed Charges means, as of any fiscal quarter end, the sum of (x) interest expense and (y) preferred dividends.

    'New Common Equity Amount' means, at any date, the net proceeds (after underwriters' or placement agents' fees, commissions or discounts and other expenses relating to the issuances) received by us from new issuances of our common stock (whether in one or more public offerings registered under the Securities Act of 1933, or the Securities Act, or private placements or other transactions exempt from registration under the Securities Act) during the period commencing on the 90th day prior to such date, and which are designated by our Board of Directors at or before the time of issuance as being available to pay dividends on the series B preferred shares and other parity stock (including the series A preferred shares).

    'Tangible Equity Amount' means, as of any fiscal quarter end, our total stockholders' equity, as reflected on our consolidated balance sheet as of such fiscal quarter end, excluding (i) goodwill and (ii) other intangible assets.

    'Total Managed Assets' means, as of any fiscal quarter end, total balance sheet assets plus securitized receivables.

    'U.S. GAAP' means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.

NOTICES RELATED TO MANDATORY SUSPENSION OF DIVIDENDS

    By not later than the 15th day prior to each dividend payment date for which dividends are being suspended because we have failed either of the two tests set forth above and we do not otherwise intend to declare or pay dividends out of any New Common Equity Amount, we will give notice of such suspension by first class mail, postage prepaid, addressed to the holders of record of the series B preferred shares on the applicable dividend record date; provided that, if the series B preferred shares are held in book-entry form through DTC, we may give such notice in any manner permitted by DTC. We will also file a copy of such notice on Form 8-K with the SEC. Such notice, in addition to stating that dividends will be suspended, will set forth the fact that the Tangible Equity Amount is less than 5.5% of Total Managed Assets for the most recently completed fiscal quarter if dividends are suspended by reason of failing to satisfy the first test described above, and the fact that the Average Four Quarters Fixed Charge Ratio is less than 1.10 if dividends are suspended by reason of failing to satisfy the second test described above. However, we will not be required to give such notice if the amount of the dividends for such dividend payment date does not exceed the New Common Equity Amount.

LIQUIDATION RIGHTS

    In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of the series B preferred shares and any parity stock are entitled to receive out of our assets available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, and before any distribution of assets is made on our common stock or any of our other shares of stock ranking junior as to such a distribution to the series B preferred shares and any parity stock, a liquidating distribution in the amount of $100 per series B preferred share plus any declared and unpaid dividends, without the accumulation of any undeclared dividends. Holders of the series B preferred shares will not be entitled to any other amounts from us after they have received their full liquidation preference.

    In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of the series B preferred shares and all holders of any parity stock, the amounts paid to the holders of series B preferred shares and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the 'liquidation preference' of any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of parity stock on which dividends accrue on a cumulative basis, if any). If the liquidation preference has been paid in full to all holders of the series B preferred shares and any holders of parity stock, the holders of our other stock shall be entitled to receive all our remaining assets according to their respective rights and preferences.

    For purposes of this section, a merger or consolidation by us with or into any other entity, including a merger or consolidation in which the holders of the series B preferred shares receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of our assets will not constitute a liquidation, dissolution or winding up of our affairs.

REDEMPTION

    The series B preferred shares are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. The series B preferred shares are not redeemable prior to September 15, 2010. On or after September 15, 2010, the series B preferred shares will be redeemable at our option at any time, as described below, in whole or in part, upon not less than 30 nor more than 60 calendar days' notice, at a redemption price equal to $100 per series B preferred share, plus any declared and unpaid dividends, without the accumulation of any undeclared dividends. Holders of the series B preferred shares will have no right to require the redemption or repurchase of the series B preferred shares.

    If the series B preferred shares are to be redeemed, the notice of redemption shall be given by first class mail (or delivered through the customary practices of DTC) to the holders of record of the series B preferred shares to be redeemed, not less than 30 nor more than 60 calendar days prior to the date fixed for redemption thereof; provided that, if the series B preferred shares are held in book-entry form through DTC, we may give such notice in any manner permitted by DTC. Each notice of redemption will include a statement setting forth:

      the redemption date;

      the number of series B preferred shares to be redeemed and, if less than all the series B preferred shares are to be redeemed, the number of such series B preferred shares to be redeemed;

      the redemption price; and

      the place or places where holders may surrender certificates evidencing the series B preferred shares for payment of the redemption price.

    If notice of redemption of any series B preferred shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any series B preferred shares so called for redemption, then, from and after the redemption date, such series B preferred shares shall no longer be deemed outstanding and all rights of the holders of such series B preferred shares will terminate, except the right to receive the redemption price.

    In case of any redemption of only part of the series B preferred shares at the time outstanding, the series B preferred shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.

    We intend that, if we redeem the series B preferred shares, we will redeem such series B preferred shares only to the extent the aggregate redemption price is equal to or less than the net proceeds, if any, received by us or any of our affiliates from new issuances by us or any of our affiliates during the period commencing on the 180th calendar day prior to the date of redemption to purchasers other than our affiliates of any securities which have equal or greater equity characteristics for us as the series B preferred shares. See 'Description of the Series B Preferred Shares -- Redemption.'

VOTING RIGHTS

    Except as provided below, the holders of the series B preferred shares will have no voting rights.

    Whenever dividends on any series B preferred shares have not been declared and paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods (a 'nonpayment'), the holders of such series B preferred shares, voting together as a single class with holders of any and all other series of voting preferred stock (as defined below) then outstanding (including the holders of any series A preferred shares), will be entitled to vote for the election of a total of two additional members of our Board of Directors (the 'preferred stock directors'); provided that the election of any such directors will not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our Board of Directors shall, at no time, include more than two preferred stock directors. In that event, the number of directors on our Board of Directors will automatically increase by two, and the new directors will be elected at a special meeting called at the request of the holders of at least 20% of the series B preferred shares or of any other series of voting preferred stock (provided that such request is received at least 90 calendar days before the date fixed for the next annual or special meeting of the stockholders, failing which election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting.

    As used in this prospectus supplement, 'voting preferred stock' means any other class or series of our preferred stock ranking equally with the series B preferred shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, and includes the series A preferred shares. Whether a plurality, majority or other portion of the series B preferred shares and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the series B preferred shares and such other voting preferred stock voted.

    If and when dividends for at least four dividend periods, whether or not consecutive, following a nonpayment have been paid in full, or declared and a sum sufficient for such payment shall have been set aside (a 'nonpayment remedy'), the holders of the series B preferred shares shall immediately and, without any further action by the company, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment. If such voting rights for the series B preferred shares and all other holders of voting preferred stock have terminated, the term of office of each preferred stock director so elected will terminate and the number of directors on our Board shall automatically decrease by two. In determining whether dividends have been paid for four dividend periods following a nonpayment, we may take account of any dividend we elect to pay for such a dividend period after the regular dividend payment date for that period has passed.

    Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding series B preferred shares and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above. In the event that a nonpayment shall have occurred and there shall not have been a nonpayment remedy, any vacancy in the office of a preferred stock director (other than prior to the initial election after a nonpayment) may be filled by the written consent of the preferred stock director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding series B preferred shares and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above; provided that the filling of each vacancy will not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The preferred stock directors will each be entitled to one vote per director on any matter.

    So long as any series B preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding series B preferred shares and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

      amend or alter the provisions of our certificate of incorporation or the Certificate of Designations for the series B preferred shares so as to authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the series B preferred shares with respect to payment of dividends or the distribution of our assets upon liquidation, dissolution or winding up of CIT Group Inc.;

      amend, alter or repeal the provisions of our certificate of incorporation or the Certificate of Designations for the series B preferred shares so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the series B preferred shares, taken as a whole; or

      consummate a binding share exchange or reclassification involving the series B preferred shares or a merger or consolidation of us with another entity, unless in each case (i) the series B preferred shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such series B preferred shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the series B preferred shares, taken as a whole, provided, however, that (1) any increase in the amount of the company's authorized but unissued shares of preferred stock, (2) any increase in the authorized or issued series B preferred shares and, (3) the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to the series B preferred shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the series B preferred shares.

    If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would materially and adversely affect one or more but not all series of voting preferred stock (including the series B preferred shares for this purpose), then only the series of preferred stock materially and adversely affected and entitled to vote shall vote as a class in lieu of all other series of preferred stock.

    Without the consent of the holders of the series B preferred shares, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the series B preferred shares, taken as a whole, we may amend, alter, supplement or repeal any terms of the series B preferred shares:

      to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designations for the series B preferred shares that may be defective or inconsistent; or

      to make any provision with respect to matters or questions arising with respect to the series B preferred shares that is not inconsistent with the provisions of the Certificate of Designations.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding series B preferred shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of series B preferred shares to effect such redemption.

LISTING OF THE SERIES B PREFERRED SHARES

    The series B preferred shares will not be listed on any securities exchange or included in any automated quotation system.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the series B preferred shares.

BOOK-ENTRY; DELIVERY AND FORM

    Each series B preferred share will be deposited with, or on behalf of, DTC or any successor thereto, as depositary, and registered in the name of Cede & Co. (DTC's partnership nominee).

    DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a 'banking organization' within the meaning of the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code, and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC participants ('participants') deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants' accounts. This eliminates the need for physical movement of securities certificates.

    'Direct participants' in DTC include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation ('DTCC'). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, each of which is a subsidiary of DTCC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ('indirect participants'). The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of the series B preferred shares under DTC's book-entry system must be made by or through direct participants, which will receive a credit for the series B preferred shares on the records of DTC. The ownership interest of each actual purchaser of the series B preferred shares, which we refer to as the 'beneficial owner,' is in turn to be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the direct participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the series B preferred shares will be effected only through entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the series B preferred shares, except in the event that use of the book-entry system for the series B preferred shares is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the series B preferred shares.

    To facilitate subsequent transfers, all series B preferred shares deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the series B preferred shares with DTC and their registration in the name of Cede & Co. or such other DTC nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the series B preferred shares. DTC's records reflect only the identity of the direct participants to whose accounts such series B preferred shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to DTC.

    Although voting with respect to the series B preferred shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to series B preferred shares, unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the series B preferred shares are credited on the record date (identified in a listing attached to the omnibus proxy).

    Payments on the series B preferred shares will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial o wners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in ``street name,' and will be the responsibility of such participant and not of DTC nor its nominee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to Cede & Co. (or such nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. We have no responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the series B preferred shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the 'Code'), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to change (which change could apply retroactively and could affect the U.S. federal income tax consequences described below) and to different interpretations. This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular investor's circumstances, and does not address any aspect of state, local, non-U.S. or other U.S. federal tax consequences. This summary addresses only series B preferred shares held as capital assets within the meaning of the Code and does not address U.S. federal income tax considerations applicable to investors that are subject to special tax rules, such as:

      securities dealers or brokers, or traders in securities electing mark-to-market treatment;

      banks, thrifts, or other financial institutions;

      insurance companies;

      regulated investment companies or real estate investment trusts;

      tax-exempt organizations;

      persons holding our series B preferred shares as part of a 'straddle,' 'hedge,' 'synthetic security' or 'conversion transaction' for U.S. federal income tax purposes, or as part of some other integrated investment;

      partnerships or other pass-through entities;

      persons subject to the alternative minimum tax;

      certain former citizens or residents of the United States;

      a 'passive foreign investment company' or a 'controlled foreign corporation' for U.S. federal income tax purposes; or

      'U.S. Holders' (as defined below) whose functional currency is not the U.S. dollar.

    As used herein, a 'U.S. Holder' is a beneficial owner of a series B preferred share that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more United States persons (as defined under the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a United States person. A 'Non-U.S. Holder' is any beneficial owner of a series B preferred share that is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

    If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the series B preferred shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding the series B preferred shares should consult its own tax advisor with regard to the U.S. federal income tax consequences to such partner of the purchase, ownership and disposition of the series B preferred shares by the partnership.

    THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERIES B PREFERRED SHARES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES B PREFERRED SHARES.

U.S. HOLDERS

    Distributions. A distribution paid by us on the series B preferred shares will constitute a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. The gross amount of any such dividend will be included in the gross income of a U.S. Holder, as ordinary dividend income from U.S. sources. Dividends paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 generally will constitute qualified dividend income eligible for U.S. federal income tax at a reduced rate (with a maximum rate of 15%), provided certain conditions and requirements are satisfied (including a 61-day holding period requirement during the 121-day period beginning 60 days before the ex-dividend date, or, in the case of a dividend attributable to a period or periods aggregating over 366 days, a 91-day holding period during the 181-day period beginning 90 days before the ex-dividend date). Corporate U.S. Holders of the series B preferred shares may be eligible for the 70% dividends received deduction with respect to dividend distributions that are paid on the series B preferred shares, subject to certain conditions and limitations, including a 46-day holding period requirement during the 90-day period beginning 45 days before the ex-dividend date, or, in the case of a dividend attributable to a period or periods aggregating over 366 days, a 91-day holding period during the 181-day period beginning 90 days before the ex-dividend date. There can be no assurance that we will have sufficient current or accumulated earnings and profits for distributions on the series B preferred shares to qualify as dividends for U.S. federal income tax purposes.

    Distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that such distributions do not exceed such U.S. Holder's adjusted tax basis in its series B preferred shares, but rather will reduce the adjusted tax basis of such series B preferred shares (but not below zero). To the extent that such distributions exceed such U.S. Holder's adjusted tax basis in its series B preferred shares such distributions will be included in income as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder has held the series B preferred shares for more than one year. For certain U.S. Holders (including individuals), long-term capital gains are generally taxable at a maximum federal income tax rate of 15% (for tax years beginning before January 1, 2009).

    U.S. Holders should be aware that dividends that exceed certain thresholds in relation to such U.S. Holders' tax basis in their series B preferred shares could be characterized as 'extraordinary dividends' (as defined in section 1059 of the Code). Generally, a corporate U.S. Holder that receives an extraordinary dividend is required to reduce its tax basis by the portion of such dividend that is not taxed because of the dividends received deduction, and is required to recognize taxable gain to the extent such portion of the dividend exceeds the U.S. Holder's tax basis in such series B preferred shares. U.S. Holders who are individuals and who receive an 'extraordinary dividend' would be required to treat any losses on the sale of the series B preferred shares as long-term capital losses to the extent such dividends received by them qualify for the reduced 15% tax rate. Investors should consult their own tax advisers with respect to the potential application of the 'extraordinary dividend' rules to an investment in series B preferred shares.

    Sale or Exchange of the Series B Preferred Shares. In general, a U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of series B preferred shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and such U.S. Holder's adjusted tax basis in such series B preferred shares at the time of such disposition. Any such capital gain will be long-term capital gain if the series B preferred shares have been held by the U.S. Holder for more than one year. Long-term capital gains are generally taxable at a maximum federal income tax rate of 15% (for tax years beginning before January 1, 2009) in the case of certain non-corporate U.S. Holders (including individuals). The ability to utilize capital losses is subject to limitations under the Code.

    Redemption of the Series B Preferred Shares. A redemption of series B preferred shares generally will be treated under section 302 of the Code as a distribution unless the redemption satisfies one of the tests set forth in section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. If a redemption of series B preferred shares is treated as a sale or exchange, the redemption will be taxable as described under the caption ' -- Sale or Exchange of the Series B Preferred Shares' above, except that an amount received in respect of declared but unpaid dividends will generally be taxable as a dividend as described under the caption ' -- Distributions' above if we have sufficient current or accumulated earnings and profits.

    A redemption will be treated as a sale or exchange if it (i) results in a 'complete termination' of a U.S. Holder's interest in us, (ii) is 'substantially disproportionate' with respect to a U.S. Holder, or (iii) is not 'essentially equivalent to a dividend' with respect to a U.S. Holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, shares of our stock considered to be owned by a U.S. Holder by reason of certain constructive ownership rules, as well as shares actually owned by such U.S. Holder, must generally be taken into account. If a particular U.S. Holder does not own (actually or constructively) any shares of any other classes of our stock, or owns only an insubstantial percentage of our shares, and does not participate in our control or management, a redemption of all of the series B preferred shares held by such U.S. Holder generally will qualify for sale or exchange treatment. However, the determination as to whether any of the tests of section 302(b) of the Code will be satisfied with respect to any particular U.S. Holder depends upon the facts and circumstances at the time of the redemption.

    If a redemption of series B preferred shares is treated as a distribution, the entire amount received will be taxable as described under the caption
' -- Distributions' above. In such case, a U.S. Holder's adjusted tax basis in the redeemed series B preferred shares will be transferred to any remaining shares of our stock held by such U.S. Holder immediately after the redemption. If a U.S. Holder does not own any of our shares immediately after the redemption, such basis may, under certain circumstances, be transferred to shares of our stock held by a person related to such U.S. Holder or it may be lost entirely.

    Prospective investors should consult their own tax advisors for purposes of determining the tax consequences resulting from redemption of our series B preferred shares in their particular circumstances.

NON-U.S. HOLDERS

    Distributions. Except as described below, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an applicable income tax treaty, a Non-U.S. Holder will be required to satisfy applicable certification (for example, Internal Revenue Service Form W-8BEN or other applicable form) and other requirements prior to the distribution date. Non-U.S. Holders eligible for a reduced rate of United States withholding tax under an applicable income tax treaty may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

    Dividends paid to a Non-U.S. Holder that are 'effectively connected' with its conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally are exempt from the 30% United States withholding tax. Instead, any such dividends will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, as described above. Non-U.S. Holders will be required to comply with certification and disclosure requirements (for example, Internal Revenue Service Form W-8ECI or applicable successor form) in order for effectively connected income to be exempt from the 30% United States withholding tax. A corporate Non-U.S. Holder may also be subject to an additional 'branch profits tax' at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) with respect to any effectively connected dividends received on the series B preferred shares.

    Sale or Exchange of the Series B Preferred Shares. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of series B preferred shares unless (i) the gain is 'effectively connected' with such Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied; or (iii) we are or have been a United States real property holding corporation for U.S. federal income tax purposes and the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the series B preferred shares and such Non-U.S. Holder is not eligible for any treaty exemption.

    Gain from the disposition of series B preferred shares by a Non-U.S. Holder that is 'effectively connected' with its conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, as described above. A corporate Non-U.S. Holder may also be subject to an additional 'branch profits tax' at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) with respect to any effectively connected gain from the disposition of series B preferred shares. As discussed above under ' -- U.S. Holders -- Redemption of the Series B Preferred Shares,' the proceeds received from a redemption of the series B preferred shares may be treated as a distribution in certain circumstances, in which case, the discussion above under ' -- Distributions' would be applicable.

    We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    U.S. Holders. In general, a U.S. Holder (other than corporations and other exempt holders) will be subject to information reporting requirements with respect to dividends and other taxable distributions, and the proceeds from a sale, redemption or other disposition of the series B preferred shares, paid within the United States. In addition, a U.S. Holder will be subject to backup withholding on such amounts if such U.S. Holder (i) fails to provide an accurate taxpayer identification number to the payor; (ii) has been notified by the United States Internal Revenue Service that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
(iii) in certain circumstances, fails to comply with applicable certification requirements.

    The proceeds from a sale of series B preferred shares by a U.S. Holder outside the United States through a non-U.S. office of a non-U.S. broker, in which the sales proceeds are paid to such U.S. Holder outside the United States, generally will not be subject to backup withholding and information reporting requirements. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the U.S. Holder sells its series B preferred shares through a non-U.S. office of a broker that is (i) a United States person (as defined under the Code); (ii) a controlled foreign corporation for United States tax purposes; (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or (iv) a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or (2) such foreign partnership is engaged in the conduct of a United States trade or business.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis.

    Non-U.S. Holders. Dividends paid to a Non-U.S. Holder on its series B preferred shares generally will be subject to information reporting requirements. Copies of the information returns reporting such dividends and any withholding thereon may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the series B preferred shares that is effected within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such holder otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis.

                                  UNDERWRITING

    We intend to offer the series B preferred shares in the U.S. through the underwriters. Goldman, Sachs & Co., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions described in the purchase agreement among us and the underwriters, we have agreed to sell the underwriters, and the underwriters severally have agreed to purchase from us, the number of series B preferred shares listed opposite their names below.

                                                                      NUMBER OF
UNDERWRITER                                                   SERIES B PREFERRED SHARES
-----------                                                   -------------------------
Goldman, Sachs & Co.........................................            450,000
Lehman Brothers Inc.........................................            450,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................            450,000
Citigroup Global Markets Inc................................             25,000
J.P. Morgan Securities Inc..................................             25,000
Wachovia Capital Markets, LLC...............................             25,000
Bear, Stearns & Co. Inc.....................................             25,000
BNP Paribas Securities Corp.................................             25,000
HSBC Securities (USA) Inc...................................             25,000
                                                                     ----------
    Total...................................................          1,500,000
                                                                     ----------
                                                                     ----------

    The underwriters have agreed to purchase all of the series B preferred shares sold under the purchase agreement if any of the series B preferred shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the series B preferred shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the series B preferred shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that the underwriters propose initially to offer the series B preferred shares to the public at the initial offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.75 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.25 per share to other dealers. After the initial offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to CIT.

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Public offering price.......................................   $100.00    $150,000,000
Underwriting discount.......................................   $  1.25    $  1,875,000
Proceeds, before expenses to CIT............................   $ 98.75    $148,125,000

    The expenses of the offering, not including the underwriting discount, are estimated at $250,000 and are payable by CIT.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the series B preferred shares is complete, SEC rules may limit underwriters and selling group members from bidding for and purchasing our series B preferred shares. However, the representatives may engage in transactions that stabilize the price of the series B preferred shares, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the series B preferred shares in connection with the offering, i.e., if they sell more series B preferred shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing series B preferred shares in the open market. Purchases of the series B preferred shares to stabilize its price or to reduce a short position may cause the price of the series B preferred shares to be higher than it might have been in the absence of such purchases.

    The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the series B preferred shares in that it discourages resales of those series B preferred shares.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the series B preferred shares. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    We have entered into an agreement to purchase shares of our common stock from Goldman, Sachs & Co. in connection with a previously announced accelerated stock buyback program. The net proceeds of this offering and the concurrent offering of the series A preferred shares will be used in conjunction with such accelerated stock buyback program. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received and will receive customary fees and commissions for these transactions.

                                 LEGAL MATTERS

    Certain legal matters in connection with the offering of the series B preferred shares will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with the offering of the series B preferred shares will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP.

                                    EXPERTS

    The consolidated balance sheets of CIT Group Inc. and its subsidiaries as of December 31, 2004 and December 31, 2003 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2004, December 31, 2003, the three months ended December 31, 2002 and the year ended September 30, 2002, incorporated in the accompanying prospectus by reference to CIT Group Inc.'s Current Report on Form 8-K dated July 20, 2005, and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2004, incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K of CIT Group Inc. for the year ended December 31, 2004 have been so incorporated by reference in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                  [CIT LOGO]

                                 CIT GROUP INC.
                                $15,000,000,000

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                    WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

                             -------------------

    The securities covered by this prospectus may be sold from time to time by CIT Group Inc. We may offer the securities independently or together in any combination, called 'units,' for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date.

    We will provide the specific terms and prices of these securities in supplements to this prospectus. The prospectus supplements may also add to, update or change information contained in this prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities.

    Our common stock is listed on the New York Stock Exchange under the symbol 'CIT.'

                             -------------------

    We may sell securities to or through underwriters, dealers or agents. For additional information on the method of sale, you should refer to the section entitled 'Plan of Distribution.' The names of any underwriters, dealers or agents involved in the sale of any securities and the specific manner in which they may be offered will be set forth in the prospectus supplement covering the sale of those securities.

                             -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 28, 2004

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3

WHERE YOU CAN FIND MORE INFORMATION.........................    3

FORWARD-LOOKING STATEMENTS..................................    4

PROSPECTUS SUMMARY..........................................    5

USE OF PROCEEDS.............................................    6

DESCRIPTION OF DEBT SECURITIES..............................    7

DESCRIPTION OF CAPITAL STOCK................................   16

DESCRIPTION OF DEPOSITARY SHARES............................   16

DESCRIPTION OF WARRANTS.....................................   19

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
  UNITS.....................................................   21

PLAN OF DISTRIBUTION........................................   21

LEGAL MATTERS...............................................   23

EXPERTS.....................................................   23

                             ABOUT THIS PROSPECTUS

    The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference or such other date referred to in such document, regardless of the time of delivery of this prospectus or any sale or issuance of a security.

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the 'SEC') using a 'shelf' registration process. Under this shelf registration process, we may sell or issue, in one or more offerings up to a total amount of $15,000,000,000 of our:

       common stock;

       preferred stock;

       depositary shares;

       debt securities, in one or more series, which may be senior debt securities or subordinated debt securities;

       warrants;

       stock purchase contracts;

       stock purchase units; and

       units consisting of any combination of these securities.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell or issue securities, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering of securities and the specific manner in which they may be offered. The prospectus supplement may also add to, update or change any of the information contained in this prospectus. The prospectus supplement may also contain information about any material federal income tax considerations relating to the securities described in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under 'Where You Can Find More Information.' This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

    This prospectus contains summaries of provisions of certain documents that are described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under 'Where You Can Find More Information.'

    The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC offices mentioned under the heading 'Where You Can Find More Information.'

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at The New York Stock Exchange, 20 Broad Street, New York, New York 10005. You can also find information about us by visiting our website at www.cit.com. We have included our web site address as an inactive textual reference only. Information on our web site is not incorporated by reference into and does not form a part of this prospectus.

    The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents that have been filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offerings of the securities registered under this registration statement:

      our Annual Report on Form 10-K for the year ended December 31, 2003;

      our Definitive Proxy Statement filed with the SEC on April 5, 2004;

      our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

      our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004;

      our Current Reports on Form 8-K filed with the SEC on January 22, 2004, April 22, 2004, July 22, 2004, August 17, 2004, September 9, 2004,
      September 14, 2004, September 21, 2004 and October 21, 2004; and

      the description of our common stock contained in Form 8-A filed on June 26, 2002, and any amendment or report filed under the Exchange Act for the purpose of updating such description.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

    Glenn Votek
    Executive Vice President and Treasurer
    CIT Group Inc.
    1 CIT Drive
    Livingston, New Jersey 07039
    (973) 740-5000

                           FORWARD-LOOKING STATEMENTS

    This prospectus, prospectus supplements to this prospectus, the documents incorporated by reference in this prospectus and other written reports and oral statements made from time to time by the company may contain 'forward-looking statements' within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations or forecasts of future events. They use words such as 'anticipate,' 'believe,' 'could,' 'estimate,' 'expect,' 'forecast,' 'project,' 'intend,' 'plan,' 'potential,' 'will,' and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Any forward-looking statements contained in this prospectus, prospectus supplements to this prospectus and the documents incorporated by reference in this prospectus are subject to unknown risks, uncertainties and contingencies. Forward-looking statements are included, for example, in the discussions about:

       our liquidity risk management;

       our credit risk management;

       our funding, borrowing costs and net finance margin;

       our capital, leverage and credit ratings;

       our operational and legal risks;

       our commitments to extend credit or purchase equipment; and

       how we may be affected by legal proceedings.

    All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

       risks of economic slowdown, downturn or recession;

       industry cycles and trends;

       risks inherent in changes in market interest rates and quality spreads;

       funding opportunities and borrowing costs;

       changes in funding markets, including commercial paper, term debt and the asset-backed securitization markets;

       uncertainties associated with risk management, including credit prepayment, asset/liability, interest rate and currency risks;

       adequacy of reserves for credit losses;

       risks associated with the value and recoverability of leased equipment and lease residual values;

       changes in laws or regulations governing our business and operations;

       changes in competitive factors; and

       future acquisitions and dispositions of businesses or asset portfolios.

    Any or all of our forward-looking statements here or in other publications may turn out to be wrong, and there are no guarantees about the performance of the company. The company does not assume the obligation to update any forward-looking statement for any reason.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus and the applicable prospectus supplement, including the information incorporated by reference, before making an investment decision. As used in this prospectus, the terms 'CIT Group Inc.,' 'CIT Group,' 'we,' 'us,' 'our' and 'the company' refer to CIT Group Inc., unless the context clearly indicates otherwise.

                                 CIT GROUP INC.

    CIT Group Inc., a Delaware corporation, is a leading global commercial and consumer finance company. Founded in 1908, we provide financing and leasing capital for companies in a wide variety of industries, including many of today's leading industries and emerging businesses. We offer factoring and vendor, equipment, commercial, consumer and structured financing products.

    We have broad access to customers and markets through our 'franchise' businesses. Each business focuses on specific industries, asset types and markets, with portfolios diversified by client, industry and geography. Managed assets were $49.9 billion, owned financing and leasing assets were $41.5 billion and stockholders' equity was $5.7 billion at June 30, 2004.

    We provide a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries, including manufacturing, retailing, transportation, aerospace, construction, technology, communication, and various service-related industries. Our secured lending, leasing and factoring products include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing, debtor-in-possession and turnaround financing, and acquisition and expansion financing. Consumer lending, conducted in our Specialty Finance segment, consists primarily of home equity lending to consumers originated largely through a network of brokers and correspondents.

    Transactions are generated through direct calling efforts with borrowers, lessees, equipment end-users, vendors, manufacturers and distributors and through referral sources and other intermediaries. In addition, our strategic business units work together in referring transactions to other CIT units to best meet our customers' overall financing needs. We also buy and sell participations in and syndications of finance receivables and/or lines of credit. From time to time, in the normal course of business, we purchase finance receivables on a wholesale basis to supplement our origination volume and sell certain finance receivables and equipment under operating leases to reduce concentrations, for other balance sheet management purposes, or to improve profitability.

                             -------------------

    Our principal executive offices are located at 1 CIT Drive, Livingston, New Jersey 07039. Our telephone number is (973) 740-5000.

                                USE OF PROCEEDS

    Unless the applicable prospectus supplement indicates otherwise, we currently intend to use the net proceeds from any sale of the offered securities to provide additional working funds for us and our subsidiaries. Generally, we use the proceeds from sales of our securities primarily to originate and purchase receivables in the ordinary course of our business. We have not yet determined the amounts that we may use in connection with our business or that we may furnish to our subsidiaries. From time to time, we may also use the proceeds to finance the bulk purchase of receivables and/or the acquisition of other finance-related businesses.

                         DESCRIPTION OF DEBT SECURITIES

    This section contains a description of the general terms and provisions of the debt securities that may be offered by this prospectus and to which any prospectus supplement may relate. The particular terms of the debt securities offered will be described in the applicable prospectus supplement. The prospectus supplement relating to a series of debt securities being offered pursuant to this prospectus will be attached to this prospectus.

    We may issue senior debt securities and subordinated debt securities. The senior debt securities are to be issued under an indenture (the 'senior indenture') to be entered into between us and J.P. Morgan Trust Company, National Association, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The subordinated debt securities are to be issued under an indenture (the 'subordinated indenture') to be entered into between us and J.P. Morgan Trust Company, National Association, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The senior indenture and the subordinated indenture are sometimes referred to in this prospectus collectively as the 'indentures' and each individually as an 'indenture.' The indentures may be supplemented from time to time.

    This prospectus briefly outlines some of the indenture provisions. The following summary of the material provisions of the indentures is qualified in its entirety by the provisions of the indentures, including definitions of certain terms used in the indentures. Wherever we refer to particular sections or defined terms of the indentures, those sections or defined terms are incorporated in this prospectus and the applicable prospectus supplement by reference. You should review the indentures that are filed as exhibits to the registration statement for additional information.

    In addition, the material specific financial, legal and other terms as well as federal income tax consequences particular to securities of each series will be described in the prospectus supplement relating to the securities of that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

GENERAL

    The indenture provisions do not limit the amount of debt that we may issue under the indentures or otherwise, and we may issue the securities in one or more series with the same or various maturities, at par or a premium, or with original issue discount.

    Unless otherwise specified in the prospectus supplement, the debt securities covered by this prospectus will be our direct unsecured obligations. Senior debt securities will rank equally with our other unsecured and unsubordinated indebtedness. Subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all of our unsecured and senior indebtedness. See ' -- Subordination' below. Any of our secured indebtedness will rank ahead of the debt securities to the extent of the assets securing such indebtedness.

    We conduct operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities will be largely dependent on the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends, loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts that will be due on our debt securities or to make any funds available for payment of amounts that will be due on our debt securities. Because we are a holding company, our obligations under our debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights, and the rights of our creditors, including the rights of the holders of the debt securities to participate in any distribution of assets of any of our subsidiaries, if such subsidiary were to be liquidated or reorganized, are subject to the prior claims of the subsidiary's creditors. To the extent that we may be a creditor with recognized claims against our subsidiaries, our claims will still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary that are senior to us.

    The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include, among other terms, some or all of the following, as applicable:

      the title and series of such debt securities, which may include medium-term notes;

      the total principal amount of the series of debt securities and whether there shall be any limit upon the aggregate principal amount of such debt securities;

      the date or dates, or the method or methods, if any, by which such date or dates will be determined, on which the principal of the debt securities will be payable;

      the rate or rates at which such debt securities will bear interest, if any, which rate may be zero in the case of certain debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which such rate or rates will be determined (including, if applicable, any remarketing option or similar method), and the date or dates from which such interest, if any, will accrue or the method by which such date or dates will be determined;

      the date or dates on which interest, if any, on such debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

      the place or places where the principal of or any premium or interest on such debt securities will be payable, where any of such debt securities that are issued in registered form may be surrendered for registration of or transfer or exchange, and where any such debt securities may be surrendered for conversion or exchange;

      if such debt securities are to be redeemable at our option, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities may be redeemed, in whole or in part, at our option;

      provisions specifying whether we will be obligated to redeem or purchase any of such debt securities pursuant to any sinking fund or analogous provision or at the option of any holder of such debt securities and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such debt securities so redeemed or purchased;

      if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any debt securities to be issued in registered form will be issuable and, if other than a denomination of $5,000, the denominations in which any debt securities to be issued in bearer form will be issuable;

      provisions specifying whether the debt securities will be convertible into other securities of CIT and/or exchangeable for securities of CIT or other issuers and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable;

      if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of such debt securities that will be payable upon declaration of acceleration of the maturity thereof;

      if other than U.S. dollars, the currency of payment, including composite currencies, of the principal of, and any premium or interest on any of such debt securities;

      provisions specifying whether the principal of, and any premium or interest on such debt securities will be payable, at the election of CIT or a holder of debt securities, in a currency other than that in which such debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which, such election may be made;

      any index, formula or other method used to determine the amount of payments of principal of, any premium or interest on such debt securities;

      provisions specifying whether such debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for such global security or securities;

      provisions specifying whether such debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the specific subordination provisions applicable thereto;

      in the case of subordinated debt securities, provisions specifying the relative degree, if any, to which such subordinated debt securities of the series will be senior to or be subordinated in right of payment to other series of subordinated debt securities or other indebtedness of CIT, as the case may be, whether such other series of subordinated debt securities or other indebtedness is outstanding or not;

      any deletions from, modifications of or additions to the events of default or covenants of CIT with respect to such debt securities;

      terms specifying whether the provisions described below under ' -- Discharge; Defeasance and Covenant Defeasance' will be applicable to such debt securities;

      terms specifying whether any of such debt securities are to be issued upon the exercise of warrants, and the time, manner and place for such debt securities to be authenticated and delivered; and

      any other terms of such debt securities and any other deletions from or modifications or additions to the applicable indenture in respect of such debt securities.

    We will have the ability under the indentures to 'reopen' a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of that series. We also are permitted to issue debt securities with the same terms as previously issued debt securities.

    We may in the future issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indentures described in this prospectus. Thus, any other debt securities that we may issue may be issued under other indentures or documentation containing provisions different from those included in the indentures or applicable to one or more issues of the debt securities described in this prospectus.

NEGATIVE PLEDGE

    The indentures do not limit the amount of other securities that we or our subsidiaries may issue. However, an indenture provision, which we refer to in this prospectus as the 'Negative Pledge,' provides that we will not pledge or otherwise subject any of our property or assets to any lien to secure indebtedness for money borrowed that is incurred, issued, assumed or guaranteed by us, subject to certain exceptions.

    The terms of the Negative Pledge do nevertheless permit us to create:

      liens in favor of any of our subsidiaries;

      purchase money liens;

      liens existing at the time of any acquisition that we may make;

      liens in favor of the United States, any state or governmental agency or department to secure obligations under contracts or statutes;

      liens securing the performance of letters of credit, bids, tenders, sales contracts, purchase agreements, repurchase agreements, reverse repurchase agreements, bankers' acceptances, leases, surety and performance bonds and other similar obligations incurred in the ordinary course of business;

      liens upon any real property acquired or constructed by us primarily for use in the conduct of our business;

      arrangements providing for our leasing of assets, which we have sold or transferred with the intention that we will lease back these assets, if the lease obligations would not be included as liabilities on our consolidated balance sheet;

      liens to secure non-recourse debt in connection with our leveraged or single-investor or other lease transactions;

      consensual liens created in our ordinary course of business that secure indebtedness that would not be included in total liabilities as shown on our consolidated balance sheet;

      liens created by us in connection with any transaction that we intend to be a sale of our property or assets;

      liens on property or assets financed through tax-exempt municipal obligations;

      liens arising out of any extension, renewal or replacement, in whole or in part, of any financing permitted under the Negative Pledge, so long as the lien extends only to the property or assets, with improvements, that originally secured the lien; and

      liens that secure certain other indebtedness which, in an aggregate principal amount then outstanding, does not exceed 10% of our consolidated net worth.

    In addition, under the indenture pursuant to which any of our senior subordinated debt is issued, we have agreed not to permit:

      the aggregate amount of senior subordinated indebtedness outstanding at any time to exceed 100% of the aggregate amount of the par value of our capital stock plus our consolidated surplus (including retained earnings); or

      the aggregate amount of senior subordinated indebtedness and junior subordinated indebtedness outstanding at any time to exceed 150% of the aggregate amount of the par value of the capital stock plus our consolidated surplus (including retained earnings).

    Under the more restrictive of these tests, as of June 30, 2004, we could issue up to approximately $5.7 billion of additional senior subordinated indebtedness.

CONSOLIDATION, MERGER OR SALE

    Subject to the provisions of the Negative Pledge described above, we will not be prevented from consolidating or merging with any other person or selling our assets as, or substantially as, an entirety. However, we have agreed not to consolidate with or merge into any other person or convey or transfer or lease substantially all of our properties and assets to any person, unless, among other things:

      the successor entity (if other than the company) expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and any premium and any interest on, all the debt securities then outstanding and the performance and observance of every covenant in the indenture that we would otherwise have to perform as if it were an original party to the indenture; and

      the person to which our properties and assets are sold expressly assumes, as a part of the purchase price, by a supplemental indenture the due and punctual payment of the principal of, and any premium and any interest on, all the debt securities then outstanding and the performance and observance of every covenant in the indenture that we would otherwise have to perform as if it were an original party to the indenture.

    The successor entity or purchaser of our properties and assets, as applicable, will assume all our obligations under the indentures as if it were an original party to such indentures. After assuming the obligations, the successor entity will have all our rights and powers under such indentures.

EVENTS OF DEFAULT

    An 'event of default' means any one of the following events that occurs with respect to a series of debt securities issued under the indenture:

      we fail to pay interest on any debt security of such series for 30 days after payment was due;

      we fail to make the principal or any premium payment on any debt security of such series when due;

      we fail to make any sinking fund payment or analogous obligation when due in respect of any debt securities of such series;

      we fail to perform any other covenant in the indenture and this failure continues for 30 days after we receive written notice of it (other than any failure to perform in respect of a covenant included in the indenture solely for the benefit of another series of debt securities);

      any event of default shall have occurred in respect of our indebtedness (including guaranteed indebtedness but excluding any subordinated indebtedness), and, as a result, an aggregate principal amount exceeding $25.0 million of such indebtedness is accelerated prior to its scheduled maturity and such acceleration is not rescinded or annulled within 30 days after we receive written notice; or

      we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of our company.

    A supplemental indenture or the form of security for a particular series of debt securities may include additional events of default or changes to the events of default described above. The events of default applicable to a particular series of debt securities will be discussed in the prospectus supplement relating to such series. Other than as specified above, a default under our other indebtedness will not be a default under the indenture for the debt securities covered by this prospectus, and a default under one series of debt securities will not necessarily be a default under another series.

    If an event of default with respect to outstanding debt securities of any series occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare, in a written notice, the principal amount (or specified amount) on all debt securities of that series to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of CIT, all unpaid principal amount (or specified amount) of and all accrued and unpaid interest on the outstanding debt securities of such series shall automatically become immediately due and payable.

    The trustee may withhold notice to the holders of our debt securities of any default (except for defaults that involve our failure to pay principal of, premium, if any or interest, if any, or any sinking fund payment, if applicable, on any series of debt securities) if the trustee considers that withholding notice is in the interests of the holders of that series of debt securities.

    At any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in principal amount (or specified amount) of the outstanding debt securities of that series, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if:

      we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal; and

      we have cured or the holders have waived all events of default, other than the non-payment of accelerated principal and interest with respect to debt securities of that series, as provided in the indenture.

    We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default.

    If a default in the performance or breach, of an indenture shall have occurred and be continuing, the holders of not less than a majority in principal amount of the outstanding securities of all series, by notice to the trustee, may waive any past event of default or its consequences under the applicable indenture. However, an event of default cannot be waived with respect to any series of securities in the following two circumstances:

      a failure to pay the principal of, and premium, if any, or interest on, any security; or

      a covenant or provision that cannot be modified or amended without the consent of each holder of outstanding securities of that series.

    Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under an indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount outstanding of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

    We are required to deliver to the trustee an annual statement as to our fulfillment of all of our obligations under each existing indenture.

MODIFICATION OF INDENTURE

    The indenture provisions permit us and the trustee to amend, modify or supplement an indenture and any supplemental indenture under which a series of debt securities is issued. Generally, these changes require the consent of the holders of at least 66 2/3% of the outstanding principal amount of each series of debt securities affected by the change.

    However, no modification of the maturity date or principal or interest payment terms, no modification of the currency for payment, no impairment of the right to sue for the enforcement of payment at the maturity of the debt security, no modification of any conversion rights and no modification reducing the percentage required for modifications or modifying the foregoing requirements or reducing the percentage required to waive certain specified covenants is effective against any holder without its consent. In addition, no supplemental indenture shall adversely affect the rights of any holder of senior indebtedness with respect to subordination without the consent of such holder.

    In computing whether the holders of the requisite principal amount of outstanding debt securities have taken action under an indenture or supplemental indenture:

      for an original issue discount security, we will use the amount of the principal that would be due and payable as of that date, as if the maturity of the debt had been accelerated due to a default; and

      for a debt security denominated in a foreign currency or currencies, we will use the U.S. dollar equivalent of the outstanding principal amount as of that date, using the exchange rate in effect on the date of original issuance of the debt security.

SUBORDINATION

    The extent to which a particular series of subordinated debt securities may be subordinated to our unsecured and unsubordinated indebtedness will be set forth in the prospectus supplement for any such series and any indenture may be modified by a supplemental indenture to reflect such subordination provisions.

PAYMENT AND TRANSFER

    Unless otherwise specified in the related prospectus supplement, we will pay principal, interest and any premium on fully registered securities at the place or places designated by us for such purposes. We will make payment to the persons in whose names the debt securities are registered on the close of business on the day or days specified by us. Any other payments will be made as set forth in the applicable prospectus supplement.

    All paying agents initially designated by us with respect to payments on the debt securities will be named in the related prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place where the principal of and any premium or interest on any debt securities are payable.

    Unless otherwise provided in the related prospectus supplement, holders may transfer or exchange debt securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes. We will not charge a service fee for any transfer or exchange of certificated securities, but we may require payment of a sum sufficient to cover any stamp tax or other governmental charge and any other reasonable expenses (including fees and expenses of the trustee) that we are required to pay in connection with a transfer or exchange.

    You may effect the transfer of certificated securities and the right to receive the principal, premium and interest on certificated securities only by surrendering the certificate representing those certificated securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

    We are not required to:

      register the transfer of or exchange securities of any series during a period beginning at the opening of business 15 days before the day we transmit a notice of redemption of securities of the series selected for redemption and ending at the close of business on the day of the transmission; or

      register the transfer of or exchange any security so selected for redemption in whole or in part, except the unredeemed portion of any security being redeemed in part.

    All transfer agents initially designated by us will be named in the related prospectus supplement. We may at any time rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place where the principal of and any premium or interest on any debt securities are payable.

    We have initially appointed the trustee as security registrar, transfer agent and paying agent for the debt securities.

GLOBAL SECURITIES

    We may issue the global securities in either registered or bearer form, in either temporary or permanent form. Where any debt securities of any series are issued in bearer form, the restrictions and considerations applicable to such debt securities and with respect to the payment, transfer and exchange of such debt securities will be described in the related prospectus supplement. Debt securities that are represented in whole or in part by one or more global securities will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement, and such global securities will be deposited with, or on behalf of, the depositary. The applicable prospectus supplement will describe the specific terms of the depositary arrangement with respect to the applicable securities of that series. We anticipate that the following provisions will apply to all depositary arrangements.

    Once a global security is issued, the depositary will credit on its book-entry system the respective principal amounts of the individual securities represented by that global security to the accounts of institutions that have accounts with the depositary. These institutions are known as participants. The underwriters for the securities will designate the accounts to be credited. However, if we have offered or sold the securities either directly or through agents, we or the agents will designate the appropriate accounts to be credited.

    Ownership of beneficial interest in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interest in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary's participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of securities. Such limits and such laws may limit the market for beneficial interests in a global security.

    So long as the depositary for a global security, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the securities represented by the global security for all purposes under the indenture. Except as provided in the applicable prospectus supplement, owners of beneficial interests in a global security:

      will not be entitled to have securities represented by global securities registered in their names;

      will not receive or be entitled to receive physical delivery of securities in definitive form; and

      will not be considered owners or holders of these securities under the indenture.

    Payments of principal, any premium and interest on the individual securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee as the holder of that global security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests of a global security, or for maintaining, supervising or reviewing any records relating to beneficial ownership interests, and each of us and the trustee may act or refrain from acting without liability on any information provided by the depositary.

    We expect that the depositary, after receiving any payment of principal, any premium or interest in respect of a global security, will immediately credit the accounts of the participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in a global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name,' and will be the responsibility of such participants.

    Debt securities represented by a global security will be exchangeable for debt securities in definitive form of like tenor in authorized denominations only if the depositary notifies us that it is unwilling or unable to continue as the depositary and a successor depositary is not appointed by us within 90 days or we, in our discretion, determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

DISCHARGE; DEFEASANCE AND COVENANT DEFEASANCE

    We may discharge certain obligations to the holders of any debt securities of any series that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) if we deposit with the trustee, in trust, funds in the currency in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities with respect to principal and any premium and interest to the date of such deposit (if such debt securities have then become due and payable) or to the maturity date of such debt securities, as the case may be.

    We also may, at our option, elect to:

      discharge any and all of our obligations with respect to the debt securities of such series, except for, among other things, our obligation to register the transfer of or exchange such debt securities and to maintain an office or agency with respect to such debt securities (which we refer to in this prospectus as 'defeasance'); or

      release ourselves from our obligation to comply with certain restrictive covenants under the indenture, and to provide that any failure to comply with such obligations shall not constitute a default or an event of default with respect to such series of debt securities (which we refer to in this prospectus as 'covenant defeasance').

    Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by us with the trustee, in trust, of an amount in U.S. dollars or in the foreign currency in which such debt securities are payable at stated maturity, or government obligations, or both, applicable to such debt securities which, through the scheduled payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the scheduled due dates.

    Such trust may only be established if, among other things:

      the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument to which we are a party or by which we are bound;

      no event of default or event which with notice or lapse of time or both would become and an event of default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of establishment of such trust; and

      we shall have delivered to the trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance, as the case may be, would not cause the holders of the securities to recognize income, gain or loss for U.S. federal income tax purposes.

    In the case of a defeasance, we must also deliver any ruling to such effect received from or published by the United States Internal Revenue Service.

CONCERNING THE TRUSTEE

    J.P. Morgan Trust Company, National Association, a national banking association, will act as trustee under our senior indenture and our subordinated indenture, as permitted by the terms thereof. At all times, the trustee must be organized and doing business under the laws of the United States, any state thereof or the District of Columbia, and must comply with all applicable requirements under the Trust Indenture Act.

    The trustee may resign at any time by giving us written notice or may be removed:

      by act of the holders of a majority in principal amount of a series of outstanding debt securities; or

      if it (i) fails to comply with the obligations imposed upon it under the Trust Indenture Act; (ii) is not organized and doing business under the laws of the United States, any state thereof or the District of Columbia;
      (iii) becomes incapable of acting as trustee; or (iv) or a court takes certain actions relating to bankruptcy, insolvency or reorganization.

    If the trustee resigns, is removed or becomes incapable of acting, or if a vacancy occurs in the office of the trustee for any cause, we, by or pursuant to a board resolution, will promptly appoint a successor trustee or trustees with respect to the debt securities of such series. We will give written notice to holders of the relevant series of debt securities, of each resignation and each removal of the trustee with respect to the debt securities of such series and each appointment of a successor trustee. Upon the appointment of any successor trustee, we, the retiring trustee and such successor trustee, will execute and deliver a supplemental indenture in which each successor Trustee will accept such appointment and which will contain such provisions as necessary or desirable to transfer to such successor trustee all the rights, powers, trusts and duties of the retiring trustee with respect to the relevant series of debt securities.

    The trustee may be contacted at the following address: J.P. Morgan Trust Company, National Association, 611 Woodward Ave. 11th Floor Detroit, Michigan 48226. The form of senior indenture and the form of subordinated indenture are filed as exhibits to this registration statement. Holders of any series of debt securities may obtain an indenture or any other documents relating to a series of debt securities by contacting us or the trustee or by accessing the SEC's web site. See 'Where You Can Find More Information'.

    J.P. Morgan Trust Company, National Association and certain of its affiliates have in the past and may in the future provide banking, investment and other services to us. A trustee under a senior indenture or a senior subordinated indenture may act as trustee under any of our other indentures.

NEW YORK LAW TO GOVERN

    The indentures will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state.

                          DESCRIPTION OF CAPITAL STOCK

    This section contains a description of our capital stock. The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our certificate of incorporation, as amended, and our by-laws, as amended, which are incorporated by reference as exhibits into the registration statement of which this prospectus is a part.

    As of June 30, 2004, our authorized capital stock consisted of:
(1) 600,000,000 shares of common stock, par value $0.01 per share, of which 212,092,592 were issued and 211,195,862 were outstanding, 896,730 were issued and held in treasury; and (2) 100,000,000 shares of preferred stock, par value $0.01 per share, none of which have been issued.

COMMON STOCK

    Each share of our common stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the shares of common stock will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of preferred stock. Notwithstanding the foregoing, approval of the following three matters requires the vote of holders of 66 2/3% of our outstanding capital stock entitled to vote in the election of directors: (1) amending, repealing or adopting of by-laws by the stockholders; (2) removing directors (which is permitted for cause only); and (3) amending, repealing or adopting any provision that is inconsistent with certain provisions of our certificate of incorporation. The holders of common stock do not have any preemptive rights. There are no subscription, redemption, conversion or sinking fund provisions with respect to the common stock.

    Subject to any preferential rights of any outstanding series of preferred stock that our board of directors may create, from time to time, the holders of common stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor. Upon liquidation of CIT, subject to the rights of holders of any preferred stock outstanding, the holders of common stock will be entitled to receive our assets remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of common stock.

PREFERRED STOCK

    Our board of directors has the authority, without further action of our stockholders, to issue up to 100,000,000 shares of preferred stock, par value $0.01 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designations of the series. The issuance of preferred stock could adversely affect the holders of common stock. The potential issuance of preferred stock may have the effect of discouraging, delaying or preventing a change of control of CIT, may discourage bids for the common stock at a premium over market price of the common stock and may adversely affect the market price of the common stock. As of the date of this prospectus, we do not have any shares of preferred stock outstanding, and we have no current plans to issue any shares of preferred stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock. In that event, we will issue receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

    The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000.

    Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying the depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion and liquidation rights.

    The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following description of the material terms of the deposit agreement, the depositary shares and the depositary receipts is only a summary, and you should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares for more complete information.

    Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

    If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

WITHDRAWAL OF UNDERLYING PREFERRED STOCK

    Unless we say otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

REDEMPTION OF DEPOSITARY SHARES

    If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying stock. Whenever we redeem shares of underlying stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately or by other equitable method, as may be determined by the depositary.

VOTING

    Upon receipt of notice of any meeting at which the holders of the underlying stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying stock represented by that holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all reasonable actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying shares to the extent it does not receive specific instructions with respect to the depositary shares representing the preferred stock.

CONVERSION OR EXCHANGE OF PREFERRED STOCK

    If the deposited preferred stock is convertible into or exchangeable for other securities, the following will apply. The depositary shares, as such, will not be convertible into or exchangeable for such other securities. Rather, any holder of the depositary shares may surrender the related depositary receipts, together with any amounts payable by the holder in connection with the conversion or the exchange, to the depositary with written instructions to cause conversion or exchange of the preferred stock represented by the depositary shares into or for such other securities. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us upon not less than 60 days' notice whereupon the depositary shall deliver or make available to each holder of depositary shares, upon surrender of the depositary receipts held by such holder, the number of whole or fractional shares of preferred stock represented by such receipts. The deposit agreement will automatically terminate if (a) all outstanding depositary shares have been redeemed or converted into or exchanged for any other securities into or for which the underlying preferred stock are convertible or exchangeable or
(b) there has been a final distribution of the underlying stock in connection with our liquidation, dissolution or winding up and the underlying stock has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with its duties in accordance with the deposit agreement. Holders of depositary receipts will pay transfer and other taxes and governmental and other charges, including a fee for any permitted withdrawal of shares of underlying stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

REPORTS

    The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying stock.

LIMITATION ON LIABILITY

    Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

    In the event the depositary receives conflicting claims, requests or instructions from any holders of depositary shares, on the one hand, and us, on the other, the depositary will act on our claims, requests or instructions.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

    The following is a general description of the terms of the warrants we may issue from time to time. This description is subject to the detailed provisions of a warrant agreement to be entered into between us and a warrant agent we select at the time of issue and the description in the prospectus supplement relating to the applicable series of warrants.

GENERAL

    We may issue warrants to purchase debt securities, preferred stock, depositary shares, common stock or any combination thereof. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We may issue each series of warrants under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

    A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

      the title of such warrants;

      the aggregate number of such warrants;

      the price or prices at which such warrants will be issued;

      the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

      the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

      the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

      the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

      whether such warrants will be issued in registered form or bearer form;

      if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

      if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

      if applicable, the date on and after which such warrants and the related securities will be separately transferable;

      information with respect to book-entry procedures, if any;

      if applicable, a discussion of certain U.S. federal income tax considerations; and

      any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

    We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

    The following is a general description of the terms of the stock purchase contracts and stock purchase units we may issue from time to time.

    The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid stock purchase contracts. The description in the prospectus supplement will be qualified in its entirety by reference to (1) the stock purchase contracts, (2) the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and (3) if applicable, the prepaid stock purchase contracts and the document pursuant to which such prepaid stock purchase contracts will be issued.

STOCK PURCHASE CONTRACTS

    We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of common stock, preferred stock or depositary shares at a future date or dates. The consideration per share of common stock, preferred stock or depositary shares may be fixed at the time that the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

STOCK PURCHASE UNITS

    The stock purchase contracts may be issued separately or as a part of units ('stock purchase units'), consisting of a stock purchase contract and debt securities, preferred securities or debt or equity obligations of third parties, including U.S. Treasury securities, in each case securing holders' obligations to purchase common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract. Any one or more of the above securities, common stock or the stock purchase contracts or other collateral may be pledged as security for the holders' obligations to purchase or sell, as the case may be, the common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may also allow the holders, under certain circumstances, to obtain the release of the security for their obligations under such contracts by depositing with the collateral agent as substitute collateral treasury securities with a principal amount at maturity equal to the collateral so released or the maximum number of shares deliverable by such holders under stock purchase contracts requiring the holders to sell common stock, preferred stock or depositary shares to us.

                              PLAN OF DISTRIBUTION

    We may sell the securities covered by this prospectus in any of the following three ways (or in any combination):

      through underwriters, dealers or remarketing firms;

      directly to one or more purchasers, including to a limited number of institutional purchasers; or

      through agents.

    Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the 'Securities Act'). Any discounts or commissions received by an underwriter, dealer, remarketing firm or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act.

    In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

    The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include, among other things:

      the type of and terms of the securities offered;

      the price of the securities;

      the proceeds to us from the sale of the securities;

      the names of the securities exchanges, if any, on which the securities are listed;

      the name of any underwriter, dealer, remarketing firm or agent and the amount of securities underwritten or purchased by each of them;

      any over-allotment options under which underwriters may purchase additional securities from us;

      any underwriting discounts, agency fees or other compensation to underwriters or agents; and

      any discounts or concessions which may be allowed or reallowed or paid to dealers.

    If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If dealers acting as principals are used in the sale of any securities, such securities will be acquired by the dealers, as principals, and may be resold from time to time in one or more transactions at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

    Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the 'remarketing firms,' acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

    The securities may be sold directly by us or through agents designated by us from time to time. In the case of securities sold directly by us, no underwriters or agents would be involved. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    We may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

    Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

    Unless otherwise indicated in the applicable prospectus supplement, all securities offered by this prospectus, other than our common stock that is listed on the New York Stock Exchange, will be new issues with no established trading market. We may elect to list any series of securities on an exchange, and, in the case of our common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

    Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

                                 LEGAL MATTERS

    Unless otherwise indicated in a supplement to this prospectus, the validity of the securities will be passed upon for us by Shearman & Sterling LLP, New York, New York.

                                    EXPERTS

    The consolidated balance sheets of CIT Group Inc. and its subsidiaries as of December 31, 2003, December 31, 2002 and September 30, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2003, the three months ended December 31, 2002, the year ended September 30, 2002, the period from June 2, 2001 through September 30, 2001 and the period from January 1, 2001 through June 1, 2001 included in the Current Report on Form 8-K dated September 21, 2004, incorporated by reference herein and in the registration statement of which this prospectus forms a part, have been so incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

________________________________________________________________________________

                                1,500,000 SHARES
                    NON-CUMULATIVE PREFERRED STOCK, SERIES B

                                   [CIT LOGO]

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                                 JULY 26, 2005
                            ------------------------

                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                                   CITIGROUP
                                    JPMORGAN
                              WACHOVIA SECURITIES
                            BEAR, STEARNS & CO. INC.
                                  BNP PARIBAS
                                      HSBC

________________________________________________________________________________